02045888

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

....

Translation of registrant's name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

....

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

INFORMATION TO BE INCLUDED IN REPORT

1. Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed to its security holders the following document, which is attached hereto and constitutes a part hereof: Annual Report for the year ended March 31, 2002. (this report contains the financial statements which are prepared in accordance with accounting principles generally accepted in the United States.)

2. Information Required to Make Public

Pursuant to Article 24, Paragraph 1 of the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended, hereinafter the "Law"), the registrant filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan and eight stock exchanges in Japan a Report on Securities for the 133rd Fiscal Period from April 1, 2001 to March 31, 2002, prepared in the Japanese language. Said Report on Securities was made public in Japan by the Kanto Local Finance Bureau and by those exchanges. All significant information contained therein and required to be included herein is contained in the document identified in Item 1 above as attached hereto and made a part hereof and the attachments to the Form 6-K filed on June 5 and July 5, 2002 respectively, or will be reported in Form 20-F Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, which the registrant should file by the end of September, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 8, 2002

By: K. Kinoshita
Kenji Kinoshita
Executive Officer

KOMATSU



Quality you can rely on

Annual Report 2002

Cautionary Statement

This Annual Report contains forward-looking statements that reflect management's views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects," "plans," "expects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Annual Report, and Komatsu assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company's principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

Contents

Financial Highlights

Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen (except per share amounts)			Thousands of U.S. dollars (except per share amounts)
	2002	2001	2000	**2002**
Net sales	**¥1,035,891**	¥1,096,369	¥1,055,654	**$ 7,788,654**
Japan	**478,187**	586,865	553,822	**3,595,391**
Overseas	**557,704**	509,504	501,832	**4,193,263**
Operating income (loss)	**(13,221)**	27,815	17,318	**(99,406)**
Income (loss) before income taxes, minority interests and equity in earnings	**(106,724)**	20,064	19,395	**(802,436)**
Net income (loss)	**(80,621)**	6,913	13,395	**(606,173)**
Net income (loss) per share—basic	**¥ (84.46)**	¥ 7.24	¥ 13.85	**(63.5)¢**
Total assets	**1,340,282**	1,403,195	1,375,280	**10,077,308**
Shareholders' equity	**395,143**	474,257	490,454	**2,971,000**
Shareholders' equity per share	**¥ 414.02**	¥ 497.12	¥ 507.26	**311.3¢**
Capital expenditures	**74,468**	79,310	57,728	**559,910**
Research and development expenses	**44,083**	45,282	42,460	**331,451**
Number of employees	**30,760**	32,002	28,522	**—**

Sales by Operation

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Construction and mining equipment	**¥ 731,340**	¥ 718,147	¥ 747,647	**$5,498,797**
Electronics	**76,769**	117,745	90,335	**577,210**
Others	**227,782**	260,477	217,672	**1,712,647**
Net sales	**¥1,035,891**	¥1,096,369	¥1,055,654	**$7,788,654**

Sales by Region

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Japan	**¥ 478,187**	¥ 586,865	¥ 553,822	**$3,595,391**
Americas	**262,341**	241,091	242,609	**1,972,489**
Europe	**128,029**	126,479	123,633	**962,624**
Asia (excluding Japan) and Oceania	**126,363**	117,136	99,558	**950,098**
Middle East and Africa	**40,971**	24,798	36,032	**308,052**
Net sales	**¥1,035,891**	¥1,096,369	¥1,055,654	**$7,788,654**

The above sales are recognized by sales destination.
Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses.
The United States dollar amounts represent translations of Japanese yen amounts at the rate of $1=¥133.
See Note 1 of Notes to Consolidated Financial Statements.


To Our Shareholders

Satoru Anzaki
Chairman of the Board

Masahiro Sakane
President

During fiscal 2002, ended March 31, 2002, the business environment for construction and mining equipment became grave in Japan, with an over 20% decline in demand from the previous year, as it was impacted by reduced construction investment. Overseas, while the Chinese market continued to expand during the year, demand in the major markets of North America and Europe declined. As a result, overall overseas demand was slack for the year under review.

With respect to electronics, the international semiconductor market registered a record drop in 2001, resulting in a drastic fall in demand for silicon wafers and their raw material, polycrystalline silicon. Demand for thermoelectric modules for use in fiber optic communication networks took a sharp downturn during the year, partly in reaction to skyrocketing demand in the previous year.

Business Results

Komatsu Ltd. embarked on its Reform of Business Structure project, centering on capacity cost reduction, substantial cutbacks in production costs and new growth in its mainstay construction and mining equipment business, to transform its corporate structure into a new one capable of expanding profits. As part of this reform, the Company consolidated some operations, restructured its organizations, improved operational efficiency and cut back expenses. In Japan, the Company implemented voluntary retirement and transferred employees to affiliated companies.

In its construction and mining equipment business, the Company aggressively made an initial domestic launch of its GALEO-series equipment, which features IT and other cutting-edge technologies. The Company also worked to accelerate involvement in after-sales downstream markets such as those for rental equipment, used equipment, parts and services. Overseas, the Company made concerted efforts to secure profits by carrying out programs that differed according to regions and products.

In response to deteriorated profitability in its electronics business, the Company made a thorough reassessment of the segment's business structure and recorded impairment losses on the fixed assets of two subsidiaries in the United States.

While Komatsu is determined to bring about positive results from these special measures, the expenses associated with them were recorded as a one-time loss. Komatsu posted consolidated net sales of ¥1,035.8 billion (US$7,789 million, at US$1=¥133) for fiscal 2002, down 5.5% from the previous year. Regrettably, the Company registered a net loss of ¥80.6 billion (US$606 million) for the year.

Working toward a V-Shaped Recovery

To improve profits and accomplish a V-shaped recovery of business results, we are going to focus efforts on the following four tasks:

1) To Accelerate the Implementation of Our New Growth Strategy for the Construction and Mining Equipment Business In the Japanese market, we are going to place more efforts on the after-sales downstream markets. To generate positive results in these markets, we need to change conventional ways of doing business and develop new business models. Based on innovative machines, as represented by the GALEO-series equipment, we will develop solutions-centered businesses and reinforce our used equipment business.

In overseas markets, we are going to heighten our presence based on new products. Overseas demand is on a growth track when viewed with a long-range perspective. We have recently revised our organizations related to the marketing of construction and mining equipment and assigned directors to four regions—the Americas, Europe, Southeast Asia and the Pacific, and China. We are now better prepared to maximize cooperation among all regional operations as well as our strength of globalization. Specifically, we are going to improve our position and profitability in each region by expanding our business, centering on the GALEO-series equipment, and enhancing the cost competitiveness of each production base.

2) To Reinforce Our Competitiveness by Reducing Capacity Costs in All Businesses As to capacity cost reduction, we are ahead of our initial plan and intend to build on more results as we move on. In the construction and mining equipment business, we are working on a sizable reduction in production costs from an early phase of development in addition to the consolidation of models.

We are also going to actively establish alliances to reduce costs and facilitate efficiency of management resources. At present, we are in separate discussions with Volvo Construction Equipment (Volvo CE) and Hitachi Construction Machinery Co., Ltd., concerning collaboration in production and development or joint procurement of components for construction equipment, while remaining as competitors in sales and services. As the first step with Volvo CE, we have agreed to consign to it the production of cabs for our wheel loaders in Europe.

3) To Facilitate Self-Driven Reconstruction of the Electronics Business Our electronics businesses will each work to reconstruct their operations. During the year, we worked to alleviate the future risks of the silicon wafer and polycrystalline silicon businesses. While further advancing efforts for technological differentiation, these businesses will strive for the reinforcement of their competitiveness through productivity enhancement and capacity cost reduction. Meanwhile, the thermoelectric module and excimer laser businesses will strive to expand business based on their technological advantages under their respective alliances.

4) To Promote Reform Based on the "Spirit of Manufacturers" Concept For Komatsu, a manufacturer, to enhance competitiveness, reform based on the "Spirit of Manufacturers" concept is extremely important. By this concept, we mean that manufacturers must provide products (hardware and software) that customers are happy to own, which will result in profits for us. We believe this "spirit" is our power to rise to every challenge and to constantly produce the best possible products through a unified team of all employees, from research and development, procurement, production and sales through after-sales service. This power is the foundation of Komatsu's competitive strength. By reinforcing our original system of manufacturing, we will strive to develop products, services and systems with outstanding features that will surpass those of our competitors, and our production bases worldwide will strive to achieve top-level product competitiveness in their respective regions.

Komatsu has recently decided to transform Komatsu Forklift Co., Ltd., and Komatsu Zenoah Co., both listed subsidiaries, into wholly owned subsidiaries through stock-for-stock exchanges on October 1, 2002. To improve the profitability and corporate value of the Komatsu Group, we are determined to build a highly dynamic management structure based on more unified operations with these subsidiaries in the industrial-use machinery business, which includes construction and transportation-related equipment.

The cornerstone of Komatsu's management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. While this commitment remains unchanged, the current top priority is to recover the profitability of each business and lift business results. All Komatsu Group employees, including those of us in management, are determined to work with speed on the above tasks.

On behalf of the members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

June 26, 2002

Satoru Anzaki, Chairman of the Board

Masahiro Sakane, President

Interview with Masahiro Sakane, President



Last year was very tough for Komatsu in terms of business results. The sluggish performance of the Company's construction equipment business in Japan was a major negative factor, particularly for profits. How are you going to respond to this situation?

The Japanese market for construction equipment has kept on contracting, but it is still a major market—with about 20% of global demand—supported in part by exports of used equipment to other Asian countries. So, the Japanese market remains important for us.

To generate profits in the Japanese market, we judged that we would need to change our business orientation from the conventional emphasis on sales of new equipment to an entire life-cycle approach to construction equipment, including rental equipment, used equipment, parts and services. Based on this approach, two years ago, we initiated involvement in the downstream market, whose size is double that of new equipment sales. As we have clearly defined the responsibility for the downstream business through the recent reorganization of our construction equipment business, we are reinforcing and accelerating our involvement. To this end, we need to change our conventional ways and develop new business models, and I believe that the utilization of IT is indispensable for us to achieve these objectives. In addition to mounting our original KOMTRAX information terminal on new equipment, we are promoting its installation in Komatsu machines already owned by customers. With IT, we can obtain a variety of information concerning their equipment, such as operating conditions, history of operations and location. KOMTRAX will not only benefit equipment owners by improving machine management and services, it will also create new business opportunities for us in such areas as rental equipment, used equipment and contract-based services, thus improving our profitability.

Of course, the competitiveness of our machines is the indispensable base for our downstream business expansion. We have been making aggressive launchings of GALEO-series equipment since last summer. During fiscal 2002, we introduced 20 new and renewed models, centering on mainstay hydraulic excavators, wheel loaders and bulldozers. We are continuing such market introductions in the current fiscal year. Capitalizing on these new machines, we are determined to increase our market share in Japan.

Similarly, the slack performance of the electronics business, especially the polycrystalline silicon business, had a large negative impact on the Company's business results in terms of loss. Doesn't this business carry too large a risk when you consider market changes and the speed of those changes?

In fiscal 2002, we impaired the fixed assets of our silicon wafer and polycrystalline silicon businesses for losses and recorded a large one-time loss. We have thus removed substantial risks, and I believe the electronics business will no longer be burdensome to Komatsu's management. In this light, Komatsu is going to support a scenario for their self-driven reconstruction.

Taking Up the Challenge of Top-Level Cost Competitiveness

As to the polycrystalline silicon business, a large surplus in supply-to-demand is an industry-wide problem. Although this problem will be resolved in the future, Advanced Silicon Materials LLC (ASiMI) reduced its production capacity on its own initiative, rather than waiting for the time when supply and demand balance, by consolidating production of polycrystalline silicon for semiconductors to the advanced Butte Plant in Montana. ASiMI is now better positioned to focus on high-profit products for improved business results.

As to ASiMI's Moses Lake Plant in Washington, where it has discontinued operations, the company has recently signed a letter of intent with Renewable Energy Corporation AS of Norway to establish a joint-venture manufacturer to convert the plant into being able to produce polycrystalline silicon for solar applications. When this joint venture is established, we can expect to meet healthy growth in demand for polycrystalline silicon. We are planning to start the joint venture with 50-50 equity participation. We are contemplating that Renewable Energy will take the leading role in the operation of the joint venture and that ASiMI will concentrate its efforts on the production of polycrystalline silicon for semiconductors.

Conditions for the silicon wafer market were very poor last year. However, because the Japanese operations of Komatsu Electronic Metals Co., Ltd., had worked very hard to enhance competitiveness by improving the quality and productivity of silicon wafers and cutting back capacity costs, the company has strengthened its corporate structure and is now capable of sustaining break-even profitability even under sluggish market conditions and achieving a high level of profits when the market recovers. Therefore, the company has one remaining major task to work on, that is, making its joint venture in Taiwan profitable. This venture suffered from a drastic fall in demand for silicon wafers at the time of its production start-up. As we see signs of market recovery in 2002, we are expecting to see this venture generate profits on a single-month basis in the second half of the year while forging collaboration with the local partner.

Since last year, Komatsu has been powerfully facilitating its Reform of Business Structure project, with special focus on the reduction of capacity costs. What have you accomplished in one year? What are you going to emphasize from now on?

While capacity cost reduction is generally understood as a negative, I think of it as exactly the opposite. Furthermore, while some people believe that capacity costs will be absorbed by expanded sales, I clearly separate the areas where we work for growth and where we reduce costs. In the case of Komatsu, our production costs are globally competitive; however, a majority of the advantages are eroded by capacity costs today. To enhance our competitiveness, capacity cost reduction is a must, in addition to the conventional reduction of production costs. When we compare ourselves with other international players in our industry, we have larger capacity costs. This difference translates directly into a difference in profitability. In October last year, to shorten this gap, I proclaimed, both internally and externally, our goal of a ¥30 billion reduction on a consolidated basis by the end of March 2004. To accomplish this goal, you cannot turn away from the problems associated with Japanese-style employment. After discussing the issue with the labor union, we implemented a voluntary retirement program and transferred Komatsu-seconded employees to subsidiaries. With regard to the transfer, we concluded it was indispensable to heighten the feelings of unity and motivation among all employees at their respective companies. We are also advancing the reduction of capacity costs ahead of our original plan, and we are working to add on to the original goal for the year ending March 31, 2004.



Today, we have about 300 companies in the Komatsu Group. Of course, I have no doubt that all of them had reasons for being established. Nevertheless, this number is far too many, and we believe consolidation and integration are necessary. We are planning to reduce these companies by one-third to about 200 companies for the time being by promoting the consolidation of businesses and integration of overlapping capabilities. In Japan, for example, we have already initiated the promotion of wider regional coverage by some distributors and the integration of in-group service companies. Overseas, we have also consolidated our North American subsidiaries.

Since you became president, you have consistently advocated reform based on the "Spirit of Manufacturers" concept. Please explain your thoughts on this matter and why are you emphasizing it now?

It is generally believed that Japanese manufacturing industries have lost their cost competitiveness due to high wages. On the contrary, our Japanese plants are more competitive than our overseas plants, thanks to their efforts over the years, accumulated technological expertise and solid cooperative relations with suppliers. While costs are influenced by foreign exchange rates, of course it is possible for us in Japan to continue our manufacturing while maintaining our competitiveness. By originating ideas and taking up the challenge of higher goals, I am certain that we will be able to keep growing. By all means, if a company like Komatsu cannot survive, the Japanese economy will lose its foothold. This is why I have been telling all employees to originate ideas and together promote the reform based on the "Spirit of Manufacturers" with self-confidence. In fact, when the United States was placed in the midst of recession in the 1980s, U.S. manufacturers were under the direct threat of Japanese cars and construction equipment. However, except for certain manufacturing sectors, such as home electrical appliances, manufacturing did not disappear from the United States. Rather, U.S. companies made all-out efforts to think about the ways to enhance their competitiveness and also worked very hard to learn from Japanese companies.

When you look at overseas markets over a long span, you will see stable growth. Today, our overseas sales of construction and mining equipment account for over 60% of their total sales. We are now positioned to take advantage of the overseas production bases that we established in the mid-1990s, and it is our current task to further enhance their cost competitiveness. When we look at these plants from the perspective of the production management and technologies accumulated at our Japanese plants, we see plenty of room left for us to improve their productivity. There are many important roles that Japanese manufacturing technologies can play in helping overseas plants have top-level cost competitiveness in their respective regions.

In addition to manufacturing products in the most efficient manner, the creation of unrivaled products is also a very important theme of the reform based on the "Spirit of Manufacturers" at Komatsu. Unified teams from development and production are working on this challenging task.

Komatsu substantially reorganized the construction and mining equipment business this April. What were the objectives behind it? Please also tell us about the major improvements from the previous organization.

We changed the organization of our backbone business to further strengthen our foundation from a global perspective and focus our management resources on it. We also carried out this organizational change to accelerate the implementing of the Growth Strategy for Construction and Mining Equipment and accomplish a V-shaped recovery of profits.

Specifically, we are focusing our efforts on the following four areas: strengthening and ensuring customer-driven attitudes among all employees; expanding profits and market shares outside of Japan; increasing our gains in downstream markets, particularly in Japan; and enhancing the productivity of overseas plants by demonstrating our advantages in manufacturing on a global scale.

In the past, our construction and mining equipment business was divided into three groups, that is, Japanese sales, international sales and customer support, the latter of which mainly provided parts and services to customers worldwide. In line with the Growth Strategy for Construction and Mining Equipment, we have integrated sales and services under the new structure. In addition to becoming "one face" organizationally to customers, we are further working to change our service operations into a business. We also established the Solutions Department and Used Equipment Business Department to step up our involvement in the downstream markets.

At the same time, we changed our conventional framework of domestic and overseas businesses to a new regional framework by dividing the world into five major regions—the Americas, Europe, Southeast Asia and the Pacific, China, and Japan. As a result, we are now able to implement optimal strategies that are appropriate for each region. In this light, we regard Japan as one of the five regions. For each of these areas, the corresponding regional headquarters is responsible for conducting regional business with decentralized authorities, as a general rule. As board members of these regional headquarters, the Komatsu directors represent the interests of Komatsu. I am responsible for Japan and the Americas, while Executive Vice President Toshitaka Hagiwara handles Southeast Asia and the Pacific as well as China, and Executive Managing Director Kazuhiro Aoyagi covers Europe. As teams, these regional directors and their respective regional headquarters are now better positioned to take quicker action on the important issues of their regions. For other regions, such as the Commonwealth of Independent States, the Middle East and Africa, where we expect to see a growing number of opportunities, we have also strengthened our capabilities under the renewed organization. We will continue to expand business mainly through exports from Japan. In addition, the presidents of the Development and Production divisions are responsible for the corresponding global operations and are promoting the reform based on the "Spirit of Manufacturers."

Komatsu has recently announced successive alliance agreements with Volvo CE of Europe and Hitachi Construction Machinery Co., Ltd., of Japan. Please tell us the background and purpose of each. As you know, the industrywide restructuring of automobile companies accelerated on a global scale, involving equity tie-ups, in the last half of the 1990s. I wonder if your recent alliances are going to trigger such industrywide restructuring.

For each agreement, we are still working on the details. However, our basic objectives for each are to strengthen our cost competitiveness and enhance the use of our management resources. As both companies have established their own brands and we are competing with each of them, there would be no benefits from a cooperation in sales and services. Rather, alliances without equity tie-ups should be free of market dominance and provide us with all kinds of challenging possibilities. For these reasons, I am excited about future developments. Always keeping the attitude that one can learn from others, I would like to actively incorporate their good points. In developing cooperative relations, the three parties will engage in fair competition but will shake hands in enhancing cost competitiveness. This is a new type of alliance, and I feel proud of it. While we will be building on cooperative relations with the two, we will further refine our original technologies and develop new concepts. In this way, I would like to provide products, services and systems that feature unique and superior advantages.



Ryuichi Seguchi, President and CEO of Hitachi Construction Machinery Co., Ltd., left, and Masahiro Sakane announce the alliance at a joint press conference.

As to Volvo CE, we are going to collaborate in the production and development of components for construction equipment. For the first phase, we are going to consign the production of cabs of our design to Volvo CE for small wheel loaders, which we produce in Europe and North America. We are also discussing possibilities for the cross supply and joint development of power-train components other than engines, such as axles and transmissions. We will continue our discussions for other cooperative relations that would be beneficial for the two of us.



With Hitachi Construction Machinery, we are looking into cooperative relations in cross supply and joint procurement of mainly components for construction and mining equipment. The background of this alliance was a change in our business environment, that is, the continued shrinkage of the construction equipment market, particularly in Japan. Komatsu has led other competitors in meeting the changing environment by twice restructuring Japanese production. To further sharpen our cost competitiveness, we have concluded that we need to cooperate with Hitachi Construction Machinery and take advantage of the economies of scale. In the past, we cooperated with them in cross supply of steel castings and logistics. Under the present arrangement, I believe that the two of us should be able to generate more benefits than before by effectively utilizing each other's high-level production technologies and production bases both in Japan and abroad. I think cooperation similar to what we are going to have in Japan will also be possible abroad, where we both have plants.

You have always emphasized the importance of communication. I understand that you are making more aggressive efforts than before to have opportunities for direct communication with employees.

Since I became president last year, I have met with employees and suppliers in Japan and abroad on every possible opportunity. During such meetings, I directly describe the management conditions of Komatsu and explain my own thoughts concerning where I am leading Komatsu. I do this because I want all employees of the Komatsu Group to have a proper sense of crisis and demonstrate their individual skills to the fullest capacity in order to overcome our present situation.

With most of my colleagues now retired, I often speak about my personal experience of joining Komatsu in 1963. In that year, Komatsu was in top gear and preparing to meet the market entry of Caterpillar Inc., which had been announced earlier. All employees, from R&D, production and sales to services, were working to capture the opinions and requests of customers from their respective professional viewpoints. Then, project teams thoroughly reviewed such valuable information and made concerted efforts to improve the quality of our bulldozers, the mainstay product at that time. When I look back on those days now, I may say that we were only able to produce those bulldozers, which could match those of the world's most powerful company in the industry, in such a short time because each and every Komatsu employee shared the same sense of crisis concerning the existence of the company.

Of course, business and other conditions are totally different today. While it was the problem of Komatsu alone at that time, some of the conditions that we are facing today are also found for all of Japan. In a sense, therefore, our current situation may be more serious than it was then. However, as an employee, I have personally experienced Komatsu's spirit of facing every challenge and its power in solidarity to meet a crisis. When you share the same sense of crisis, a spirit of rising to the challenge will emerge. To accomplish this, I believe it is best that I make a personal commitment to direct communication with employees and formulate a consensus. Whether it be a nation or company, the winner is always the one that can point to all members having worked together to generate ideas before anyone else while sharing the same sense of crisis and future direction. This is well proven in history.

Moving Onward with the Reform Based on the "Spirit of Manufacturers" Concept

By upholding the reform based on the "Spirit of Manufacturers" as a management initiative, Komatsu is reaffirming the basics of "providing the products, hardware and software alike, which customers are happy to own." All employees, from product planning, design, procurement and production to sales and services, are working together to offer original ideas and are taking up the challenge of making better products through sharing a sense of unity.

Enhancing Product Competitiveness with Unrivaled Quality

We are striving for Unrivaled Quality by expanding our commitment to the "Spirit of Manufacturers" concept with which we aim to improve our profitability. In other words, we are going to create overwhelming sales points so that customers can clearly understand the quality of the products they are buying.

For future product planning, we are going to realize one unmatched feature and corresponding added value in every product, rather than the conventional approach of trying to improve all categories at once to a small degree.

Transferring Production Technologies Globally

To further promote our reform, it is indispensable for each plant of our global production network to grow into a plant equipped with top-level manufacturing technologies in its respective region.

To transfer our Japanese production technologies based on many years of experience to overseas plants, we have clearly defined the roles of mother plants in Japan, which promptly standardize technologies designed to substantially reduce standard variable costs (SVCs), and of large-lot production plants, which receive such technologies and specialize in improving SVCs. We are now developing a structure to transfer and anchor such Technologies Globally.

Sharpening Our Technologies to Manufacture Unique Products

To enhance our cost competitiveness and facilitate the efficient use of our management resources, we are proactively promoting alliances with other companies, including our competitors. Meanwhile, we will continue upholding our tradition of in-house technology development for main components, such as engines and hydraulic units, which are the keys to the enhancement of product competitiveness and differentiation. Through development and production as a unified team, we are working to sharpen our technologies to Manufacture Unique Products so that no one else can come close.

Reporting from Where the Action Is

At Komatsu, the reform based on the "Spirit of Manufacturers" concept is advancing steadily from product development and production to sales and services. We would like to spotlight the US-series hydraulic excavators with small rear-swing radius, which we have developed by combining the compactness of minimal-swing radius machines with the performance of standard machines. We have recently positioned this US series as our new standard of hydraulic excavators. In the following, we would like to give our readers a brief look of what our people are doing.



UU-series hydraulic excavators with minimal-swing radius feature a structure that maximally reduces protrusion when their upper structure turns, rendering them capable of 360-degree turns virtually within their body width. Thanks to this feature, UU-series machines have gained high appraisals for their performance and safety in urban sites in which job space is often very confined.

Based on this UU series, we have developed and broadened the line of the US series with small rear-swing radius, which features a stability and performance on a par with those of standard machines. We have also made other improvements to enhance their product competitiveness through model renewals, including adding to the operator's comfort by providing more space to work in.



Eric Wilde
Product Manager for Hydraulic Excavators
Komatsu America Corp.

Introducing Japanese Concepts to the New Market

"At KAC, we have placed a large focus on the promotion of the US-series excavators because they truly differentiate us from the competition.

"Our customers were initially opposed to the concept of the tight tail-swing excavators. They couldn't understand how "less" machine could result in "more" productivity. To overcome the customer resistance to the US series, we actively promoted our distributors to demonstrate the machines. As a result, customers have found that the US series machine is as productive as a standard machine and, in many applications, much more productive. Now Komatsu customers are showing us new applications for the tight tail-swing machines. Another initial comment was that the typical North American operator couldn't fit comfortably in such a small cab. However, with the newly designed GALEO cab, this problem has been solved.



PC158USLC backfilling around the foundation of a new hospital building in New Jersey

"Not only for the US series but also for other new "value-added" products, we have focused our efforts on creating training materials and training the distributor sales group. By training the salespeople so they could be product experts, we felt we could make the largest impact with our new models. One additional but very important benefit from this training is we have found what our distributors need from us to make our new lineup of excavators successful."

Masafumi Tsuji
Deputy Senior Chief Engineer
Hydraulic Excavator Development Group
Construction Equipment Technical Center 1
Development Division



Incorporating Repeated Improvements into Standard Machines

"By all means, the US-series machines are based on the UU series. However, when we were transforming the concept of the US series having the minimal-swing radius of the UU series and the performance of a standard machine into reality, we had to overcome a number of challenging tasks, such as improved stability and work speed, reduced noise and more space in the cab, and serviceability. For the proclamation of the US series as our standard machines today, we have diligently cleared each task, and thus firmly enhanced the competitiveness of our products.

"Our commitment to environmental concerns, safety and IT utilization remains unchanged as our goals for the development of next-generation machines. They have been represented already in the form of customer needs. So we have placed a lot higher figures on our goals, which should be unmatched by any of our competitors, and we are working to achieve them. This is the approach we are taking for the development of next-generation machines.

"At Komatsu, we have very decisive advantages over our competitors, that is, in-house development and production technologies for main components such as engines and hydraulic units. So, by converging the vectors of research, development and production, we are well prepared to overcome the challenging task of developing products with Unmatched Quality at lower costs."

Kaoru Adachi
Chief Engineer
Research and Development Group
Manufacturing Engineering Development Center
Production Division



Norihiko Tanigawa
Engineer
Reform and Project Department
Osaka Plant
Production Division



Utilizing Original Ideas and Technologies in Actual Production

"As the demands for further cost reductions and the outstanding improvement of production efficiency are growing and becoming more urgent day by day for production, we are aggressively introducing new production technologies.

"We strongly believe technologies and ideas that can form the basis to enhance the product competitiveness are most accumulated with us who are directly involved in manufacturing. At Komatsu, we have implemented projects that called for horizontal integration linking different departments in the past. For the development of next-generation construction machines today, we have commenced theme-specific, full-scale projects for which related teams are transcending the conventional organizational boundaries of research, development and production. We are working to introduce new technologies with which we can create products with an unmatched advantage.

"In the past, cost reductions and other efforts to enhance product competitiveness by production people were often confined within the specifications defined by design people on their drawings. Today, however, we have totally removed the organizational partitions for our project teams, and, therefore, they can incorporate our ideas from the plant floor into new products more directly. For this reason, the morale and pride of production people are growing day by day."

New Products

Construction and Mining Equipment

GALEO

Genuine Answers for Land & Environment Optimization



The built-in Komatsu Hydrostatic Transmission allows the optimum travel speed (three modes) for the job conditions to be set, enabling high-accuracy grading.

D39EX Crawler Dozer



PC200 Hydraulic Excavator

This best-selling hydraulic excavator achieves both the largest volume of production in its class and low fuel consumption. It comes with the KOMTRAX system as standard equipment—an industry first. This system transmits a variety of information from different sensors mounted on the equipment in addition to the location and time.*

WA470 Wheel Loader



This wheel loader is primarily used in transporting and loading quarried rocks, gravel and sand. Thanks to improved work capacity and substantially reduced fuel consumption, it boasts both high productivity and economy. As the KOMTRAX system is equipped as a standard feature, the owners of this model will also be able to improve the efficiency of their machine management.*

BR550JG Mobile Crusher



Capable of processing a wide range of materials, from hard rocks at quarries to concrete debris at civil engineering sites, this mobile crusher improves work efficiency and reduces the time for construction because of its high crushing capabilities.

** KOMTRAX is currently available only in Japan.*

PC228USLC Hydraulic Excavator with Small Rear-Swing Radius

Combining the compactness of minimal-swing radius machines and the job performance of standard machines, this excavator is designed not only for work in confined spaces, such as pipe-laying and road construction in urban areas, but also for general civil engineering work that demands high productivity.



HM400 Articulated Dump Truck

As Komatsu's first in-house designed articulated dump truck, this vehicle incorporates advanced technologies, such as an electronically controlled countershaft transmission, and ensures high-performance traveling and a comfortable operator environment even on loose, narrow and slippery sites.



BZ210 Mobile Soil Recycler

This mobile soil recycler is capable of processing a wide range of soil, from waste soil at construction sites to contaminated soil, and recycling it into a high-quality product, using high-performance mixing. Thanks to its mobility, this equipment enables a substantial reduction in costs for the disposal of waste soil and other materials as well as those for new materials and transportation.



SK815 Skid Steer Loader



Developed jointly with Komatsu Utility Europe S.p.A. of Italy, this skid steer loader is a global strategic model in Komatsu's compact construction equipment business. While this skid steer loader is primarily used in road- and housing-related construction in North America and Europe, it is designed for a wide range of applications including use by the livestock and dairy industries in Japan.

GD655 Motor Grader



This motor grader is used for grading and finishing base courses and roadbeds as well as snow removal. Its Komatsu-developed power train achieves high fuel economy while performing either powerful work or that which requires precise blade control.

D575A Super Dozer



The world's largest crawler dozer, this model is used mainly for large-scale civil engineering, quarrying and mining. With leading-edge technologies incorporated in its hydraulics and power train, the Super Dozer offers unmatched productivity, durability and serviceability.

Review of Operations

Net Sales Breakdown
(Billions of yen)



1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
22.0% Others
7.4% Electronics
70.6% Construction and Mining Equipment

Business	Principal Products and Services

Construction and Mining Equipment



■ **Excavating Equipment**
Hydraulic excavators, mini excavators and backhoe loaders



■ **Loading Equipment**
Wheel loaders, mini wheel loaders and skid steer loaders



■ **Grading and Roadbed Preparation Equipment**
Bulldozers, motor graders and vibratory rollers



■ **Hauling Equipment**
Dump trucks and crawler carriers



■ **Tunneling Machines**
Shield machines, tunnel-boring machines and small-diameter pipe jacking machines (Iron Moles)



■ **Recycling Equipment**
Mobile debris crushers, mobile soil stabilizers and mobile tub grinders



■ **Other Equipment**
Rough-terrain cranes, reach tower cranes and railroad maintenance equipment



■ **Engines and Components**
Diesel engines, diesel generator sets and hydraulic equipment



■ **Casting Products**
Steel castings and iron castings

Business	Principal Products and Services

Electronics



■ **Electronic Materials**
Silicon wafers, polycrystalline silicon and monosilane gas



■ **Communications Equipment and Control Equipment**
Network information terminals, LAN peripheral equipment, mobile tracking and communication terminals and vehicle controllers



■ **Temperature Control Equipment**
Thermoelectric modules and manufacturing-related thermoelectric semiconductor devices

Others



■ **Metal Forging and Stamping Presses**
Large presses, small and medium-sized presses and forging presses



■ **Sheet-Metal Machines and Machine Tools**
Press brakes, shears, laser cutting machines, fine plasma cutting machines and crankshaft millers



■ **Industrial Vehicles and Logistics**
Forklift trucks, packing and transport



■ **Others**
Defense systems (ammunition and armored personnel carriers), outdoor power equipment, prefabricated office structures and recycling plants

Construction and Mining Equipment

The mission of our business, centering on construction, mining and utility (compact) equipment, is to contribute to the prosperity of our customers through safe, innovative products and services and globalized operations while working to ensure the stable growth of the Komatsu Group by establishing a solid position in each market. [illegible] an international leader in the quality and reliability of our products produced around [illegible] and speed of customer support, and safety and environment concerns.



Sales
(Billions of yen)
800
600
400
200
0
1999 2000 2001 2002
International Japan

Sales of construction and mining equipment for fiscal 2002 increased 1.8% from the previous fiscal year, to ¥731.3 billion (US$5,499 million), and consisted of ¥260.3 billion (US$1,958 million), down 14.8%, in sales in Japan and ¥470.9 billion (US$3,541 million), up 14.2%, in sales outside Japan. Operating income for the year dropped sharply due to reduced sales in the Japanese market and one-time expenses resulting from reforms in the business structure.

The Company anticipates an improvement in earnings for fiscal 2003 and beyond, thanks to the positive effects from the reforms in business structure, such as fewer expenses and a considerable reduction in the number of personnel, largely by means of the voluntary retirement program implemented toward the end of fiscal 2002. Additionally, the Company is working to improve profits by implementing the Growth Strategy for the Construction and Mining Equipment Business. In line with this move, the Company reorganized the construction and mining equipment business to establish the Construction and Mining Equipment Marketing Division in April 2002. The new division is taking a central role in ensuring customer-driven attitudes among all employees, reinforcing its involvement in the downstream markets after the sales of new machines, expanding market shares and profits overseas, and enhancing the productivity of overseas plants. At the same time, in order to achieve a V-shaped recovery of profits the Company is striving to ensure the successful progress of alliances with competitors that are designed to reinforce its cost competitiveness and improve the efficiency of its management resources.

Review by Region



Japan

Japanese demand for construction equipment fell sharply from the previous year, influenced by cutbacks in public investment as part of urgent measures to accelerate structural reforms as well as by reduced private-sector construction investment under the sluggish economy. In addition, customers' reluctance to invest was compounded by uncertainty caused by the bankruptcies of large-scale general contractors. In particular, with demand rapidly faltering in the last half of the period, fiscal 2002 demand registered an over 50% drop in terms of the value of factory shipments of construction



Komatsu Used Equipment Corp. holds regular parade-like auctions.

equipment for the Japanese market when compared to the last peak period of fiscal 1997.

Komatsu worked to expand sales by teaming up with its distributors nationwide for aggressive sales promotions simultaneous with the market launchings of more than 20 new models in the GALEO series, including a renewed model of its flagship PC200 hydraulic excavator. The Company also stepped up its involvement in downstream markets. However, its efforts fell short of making up for the sizable fall in demand for new equipment, and domestic sales declined sharply from the previous year.

Accelerating Involvement in Downstream Markets and Utilizing IT

With domestic demand for construction equipment continuing to decline, Komatsu is accelerating its involvement in downstream markets, working to develop new demand for parts, services, and rental and used equipment businesses to achieve a V-shaped recovery in its construction and mining equipment business. The Company leads Japan in the number of machines being used by customers and is thus well positioned to utilize IT to strengthen its involvement and expand business in each downstream market.

Regarding GALEO-series equipment, Komatsu has included the KOMTRAX machine operations management system as standard equipment in mainstay models. The KOMTRAX system enables remote management of machine operations based on information transmitted from the machines concerning their location and operating and machine conditions. Utilizing KOMTRAX and other IT-based systems and its nationwide service network, the Company is going to provide contract packaged products designed to meet a variety of customer needs. Komatsu is working to expand the product mix of contract services, ranging from the reduction of running costs and unexpected trouble, such as theft and accidents, to a comprehensive plan to meet the diversified needs of customers.



© Increment P Corporation

Information concerning machine conditions is transmitted by the KOMTRAX system mounted on the machine.

KOMTRAX

In the rental business, Komatsu is working to expand sales by promoting the comprehensive rental of civil engineering equipment, which includes products other than construction equipment, largely through affiliated rental companies to meet more needs of customers. The Company is also working to further improve earnings by reducing costs through streamlined operations and concentrated purchasing.

While sales of new equipment have been sluggish in Japan, the used equipment business has been expanding year after year, reflecting Japanese customers' attitudes toward maintaining excessive inventories and buoyant overseas demand for used equipment. Komatsu is working to strengthen its power to control the distribution of used equipment operations and build a global circulation system as important tasks. The Company has established the Used Equipment Business Department and reinforced the trading capabilities of Komatsu Used Equipment Corp., the major player in the Komatsu Group in this area. Furthermore, the Company is working to secure high-quality used equipment from affiliated rental companies and customers by utilizing the KOMTRAX system in order to expand business.

Thriving Auctions for Used Equipment

Since 1994, Komatsu Used Equipment has regularly held auctions for used equipment by inviting broker companies from Japan and abroad. Held more than 40 times to date, these auctions have witnessed a steady increase in the numbers of visitors, units exhibited and deals made. In March 2002, the company held auctions in Kobe, Fukuoka and Yokohama, attracting a cumulative total of some 600 broker firms from Japan, Southeast Asia, North America and other regions, and accommodated the record-high deals of some 1,800 units.

Deciding to Transform Komatsu Zenoah Co. into a Wholly Owned Subsidiary

Komatsu resolved to transform Komatsu Zenoah into a wholly owned subsidiary of Komatsu as of October 1, 2002, through a stock-for-stock exchange.

Komatsu Zenoah occupies an important position in the Komatsu Group's global strategy in the utility (compact) equipment business, which promises continued growth. By transforming the company into a wholly owned subsidiary, Komatsu aims to further enhance management efficiency while maintaining the cost competitiveness of the business by facilitating the collaboration of development and production capabilities of the two.



The Americas

In North America, while construction investment and housing starts remained steady, demand for construction equipment declined for three successive years. While carrying out well-defined measures focusing on products and distributors, Komatsu implemented aggressive sales activities by introducing new equipment in the GALEO series. As a result, sales in the Americas improved compared with the previous year. The Company also facilitated inventory reductions among its distributors and began to see their orders increase later in the year. In the mining equipment business, demand for coal hit bottom, reflecting increased prices and other factors, and Komatsu expanded sales of large bulldozers to coal mines and achieved steady sales of super-large, electric-drive dump trucks to copper mines. In the utility (compact) equipment business, the Company embarked on the production of backhoe loaders at a new plant in Newberry, South Carolina, during the last half of the period, while launching sales of new skid steer loaders developed by Komatsu Utility Europe. As a result, the Company is now prepared to take advantage of a future recovery of demand in North America, the world's largest market for utility (compact) equipment.



Shipment in April 2002 of the first WB140 backhoe loader from the Newberry Plant in South Carolina

Consolidating Local Subsidiaries for Lean Organization

Following the consolidation of Komatsu Utility Corporation into Komatsu America International Company in August 2001, Komatsu has initiated the consolidation of five U.S. subsidiaries as part of the Reform of Business Structure project in progress on a Groupwide basis. The five subsidiaries are: Komatsu America Corp., Komatsu America International, Komatsu Mining Systems, Inc., Komatsu Reman North America, Inc., and DataKom Publishing Corporation. Through this consolidation, in which Komatsu America Corp. will take over the others, Komatsu intends to facilitate a capacity cost cutback and thus improve profitability by reducing the number of management and administrative personnel. The Company will also ensure quicker decision making and reinforce sales and services by unifying the construction, mining and utility (compact) equipment businesses.

Demonstrating Future Business Orientation at CONEXPO 2002

In March 2002, CONEXPO 2002, an international trade fair for construction equipment, was held in Las Vegas, Nevada, with over 2,000 companies from around the world participating. The Komatsu Group exhibited 21 models including GALEO-series equipment. Stressing the theme of "Focused on Your Success," the Komatsu Group demonstrated its future business orientation of delivering solutions, both hardware and software, for customers' problems through not only construction equipment but also a wide range of service programs.



Komatsu signed up many new customers at its popular site at CONEXPO 2002.



Europe

In Europe, demand remained strong in the United Kingdom and Italy during the year under review. Meanwhile, in addition to a fall in demand in Germany, the largest European market for construction equipment, demand turned downward in France, Spain and other countries. As a result, the overall European market for construction equipment, including utility (compact) equipment, contracted after continued expansion for the last few years. In such an environment, Komatsu secured sales at the same level from the previous year by capitalizing on increased demand in Eastern European nations and introducing renewed models of skid steer and wheel loaders.

In October 2001, Komatsu's new wheel loaders attracted keen attention at a special launch event in Berlin, Germany. Komatsu distributors and many journalists from Germany and other European countries appreciated the high levels of productivity, fuel economy and operator comfort offered by the new equipment.

During the year, Komatsu Utility Europe began sales of two new models of skid steer loaders jointly developed by Komatsu. Both SK714 and SK815 models incorporate a double-speed motor and the Komatsu-original Closed Center Load Sensing System, realizing outstanding travel performance, maneuverability, safety and ease of maintenance. These are among Komatsu's global strategic equipment, and the Company is also launching these models in North America, the world's largest market for utility (compact) equipment, and Japan.

Participating in Samoter 2002

Komatsu's three European subsidiaries, Komatsu UK Ltd., Komatsu Hanomag AG and Komatsu Utility Europe, exhibited their products at Samoter 2002, an international earthmoving and building machinery exhibition held in Verona, Italy, in February 2002. Held every three years, this exhibition is one of three major exhibitions in Europe. Under the theme "Take the Lead," three Komatsu companies successfully made a dynamic impression with their new machines, both inside and outside the Komatsu exhibition building.

Komatsu is enhancing its market presence in Europe with these and other products designed and manufactured locally by subsidiaries.



PC340LC hydraulic excavator from Komatsu UK


KOMATSU

SK714 skid steer loader from Komatsu Utility Europe



WA380 wheel loader from Komatsu Hanomag



Other Regions

Sales in other regions advanced compared with the previous year, supported by successful customer-driven sales and service activities. In Southeast Asia, demand for equipment from the forestry industry slowed down, although sales of mining equipment expanded in Indonesia. PT Komatsu Indonesia Tbk continued to develop hydraulic excavator-based, application-specific attachments and components for the forestry industry. The company also launched the production and shipment of the PC200 model in the GALEO series in January 2002. Many customers from different regions of Indonesia came to the special ceremony for the market introduction of the GALEO series, demonstrating great interest in the series. The company expects that the GALEO-series equipment should contribute to improved profits.


KOMATSU

Management staff of Industries Chimiques du Senegal (ICS), a leading phosphate mining operator of the country, with an after-sales manager of BIA S.A./N.V., a Komatsu distributor that supports a fleet of 26 Komatsu machines

In the Pacific region, Komatsu expanded sales for the year, largely due to the delivery of 930E super-large dump trucks to a coal mine in Australia.

In China, market demand continued to expand during the year, supported by China's membership in the World Trade Organization and sponsorship of the Beijing Olympic Games in 2008. Komatsu expanded sales in China, centering on hydraulic excavators produced by Komatsu Shantui Construction Machinery Co., Ltd., a joint venture with a Chinese partner. To further expand its business in China, Komatsu made concerted efforts to strengthen its distributors under the leadership of Komatsu (China) Ltd.

In the Middle East, the Company accelerated sales of large bulldozers for use in agricultural land development. Sales in Africa were also buoyant, centering on mining equipment.


930E
641

Komatsu delivered 16 of its 930E super-large dump trucks to a major coal mine in Australia in 2001.

Electronics

…ic materials for semiconductors, semiconductor manufacturing equipment, FA and OA … and LAN-related peripherals as the core business domains of our electronics business. Our mission … ieve high growth based on technological innovation by providing creative products and services and … come the most … partner for customers. We are working to become a leading international supplier … e that can make contributions to improving customers' productivity and competitiveness.



Sales
(Billions of yen)
120
90
60
30
0
1999 2000 2001 2002
International
Japan

Fiscal 2002 sales from the electronics business declined 34.8% from the previous year, to ¥76.7 billion (US$577 million). Sales in Japan dropped 42.1%, to ¥43.0 billion (US$324 million), while sales outside Japan fell 22.2%, to ¥33.6 billion (US$253 million) for the year.

In Komatsu's silicon wafer business, the Company stepped up its restructuring efforts to meet the drastic change in the business environment. Concerning Komatsu Silicon America, Inc., which had discontinued its operations, Komatsu decided not to reuse it as a manufacturing plant for silicon wafers and instead to sell or dispose of the company's fixed assets. As to the polycrystalline silicon business, Advanced Silicon Materials LLC (ASiMI) moved forward in fundamentally reducing its production capacity by means of consolidating its production lines. Accordingly, the Company reevaluated the fixed assets of Komatsu Silicon America and ASiMI and recorded impairment losses of ¥24.9 billion and ¥27.2 billion, respectively. These two businesses are now prepared for self-driven reconstruction in their respective fields.

Komatsu Electronic Metals Co., Ltd.

Komatsu Electronic Metals has tightened the focus of its production in Japan and Taiwan since 1999 and enhanced its market presence in these two regions as its basic policy. The company exerted all-out efforts on the reinforcement of its corporate strengths by enhancing product competitiveness, mainly for 200mm wafers, and production efficiency as well as by reducing capacity costs. On a nonconsolidated basis, the company sustained ordinary profit of ¥94 million (US$707 thousand). A drastic fall in demand adversely affected sales, which declined 33.9%, to ¥48.7 billion (US$366 million), for the year. Formosa Komatsu Silicon Corporation, a joint venture with a local partner in Taiwan, met a sharp fall in demand at the time of its full-scale production start-up and recorded poor business results. Komatsu Electronic Metals registered consolidated sales of ¥52.3 billion (US$393 million), a decline of 33.4% from the previous year, and an ordinary loss of ¥5.1 billion (US$39 million).

Note: Sales and ordinary profits on both consolidated and nonconsolidated bases (as shown here) are based on Japanese accounting standards and disclosed by Komatsu Electronic Metals.





Komatsu Electronic Metals is aggressively advancing its technologies to meet ever-higher integration needs for semiconductor devices.

Working to Make a Difference in Technologies

Komatsu Electronic Metals has been working jointly with Komatsu's Research Division to enhance the product competitiveness of its 200mm silicon wafers, its mainstay product line. Along with growing demand for high-performance semiconductor devices, the quality requirements for silicon wafers are becoming more stringent in regards to the flatness of their surfaces, light point defect (LPD) and purity. In response, the company is researching high-precision crystal growth, wafer processing and other technologies to develop and commercialize new products for customers.

With respect to 300mm silicon wafers, the company has a monthly production capacity of 10,000 pieces at its Miyazaki Plant. In addition to further expanding its technological development efforts, the company plans to gradually increase the production capacity of the plant as it assesses future developments in demand. The company will also consider alliance possibilities.

Advanced Silicon Materials LLC (ASiMI)

Demand for polycrystalline silicon for semiconductors sharply dropped, adversely affected by the inventory adjustments of silicon wafer manufacturers, which had resulted from the worldwide decline in the market for semiconductors.

The business results of ASiMI worsened from the previous year, reflecting an extraordinary loss resulting from the impairment loss of its fixed assets in addition to reduced sales of polycrystalline silicon. Concerning its Butte Plant in Montana, the company concluded that it would be difficult to sustain a sufficient rate of operation for the time being and recorded an impairment loss of ¥13.4 billion. ASiMI also decided to discontinue production at the Moses Lake Plant in Washington and recorded a loss of ¥15.9 billion for the year, including an impairment loss on its fixed assets. The company has signed a letter of intent with Renewable Energy Corporation AS of Norway to establish a joint venture to convert the latter plant into one dedicated to producing polycrystalline silicon for solar applications. The two companies have begun discussions on more specific matters.

Komatsu Electronics, Inc.

Demand for thermoelectric modules for use in fiber optic communication networks surged in the previous fiscal year on the back of global telecommunication network infrastructure development and the expanded use of the Wavelength Division Multiplexing method for large-scale data transmission. However, Komatsu Electronics experienced a sharp and drastic downturn in sales of thermoelectric modules in fiscal 2002, due to the impact of reduced capital investment and inventory adjustments among telecommunications equipment manufacturers in North America. Demand also remained slack for temperature-control semiconductor manufacturing equipment, and the company's fiscal 2002 sales declined substantially. With respect to earnings, the company strengthened its efforts to cut capacity costs through a substantial reduction of employees and other means; however, it had to record a loss for the year.

GIGAPHOTON INC.

GIGAPHOTON, an affiliated company accounted for by the equity method, is responsible for Komatsu's excimer laser business. In fiscal 2002, the company continued its R&D into industry-leading, next- and post-next-generation technologies, while restructuring and reinforcing its global sales and service network. However, these efforts failed to compensate for reduced demand, and sales for the year declined. In terms of earnings, despite reduced capacity and production costs, fiscal 2002 turned out to be a difficult year for the company.

Under such conditions, the company received an order for its KrF (Krypton Fluorine) excimer laser from ASM Lithography B.V. of the Netherlands for use as a light source in scanners. ASML's first scanner was installed at a major DRAM manufacturer in South Korea.

Also during the year, GIGAPHOTON launched sales of REDeeM, a new system capable of remotely diagnosing excimer lasers. This system enables not only near real-time monitoring of such major components as the laser chamber but also information sharing among engineers of semiconductor manufacturers, stepper makers and GIGAPHOTON. The company expects that the new system will contribute significantly to its differentiation from competitors and facilitate sales of excimer lasers as well.



By incorporating thermoelectric modules, Komatsu and Komatsu Electronics have jointly developed this small chlorofluorocarbon-free temperature control device for use in semiconductor manufacturing. In addition to its compact size, the new device meets the needs for lower power consumption, no use of chlorofluorocarbons and high-precision temperature control.

Others


Sales
(Billions of yen)
300
240
180
120
60
0
1999 2000 2001 2002
International Japan

Sales from other operations totaled ¥227.7 billion (US$1,713 million) for fiscal 2002, consisting of Japanese sales of ¥174.7 billion (US$1,314 million) and overseas sales of ¥53.0 billion (US$399 million), down 15.5% and 1.2% from the previous year, respectively. The overall decline of 12.6% reflects the reduced sales of Komatsu Forklift Co., Ltd., in addition to the effect of unconsolidating Komatsu Construction Co., Ltd., after the sale of its equity. Meanwhile, sales to Japan's Defense Agency remained steady in spite of a decrease in sales resulting from the partial completion of commissioned projects. Sales in the industrial machinery business improved from the previous year.

Komatsu Forklift Co., Ltd.

Sales of Komatsu Forklift for the year fell 14.1% from the previous year, to ¥89.8 billion (US$676 million), as the company faced a sharp drop in demand for industrial-use vehicles in Japan and overseas.

The company launched 17 renewed models in the battery-driven Arion Plus series in response to growing battery-driven forklift trucks in the Japanese market. Nevertheless, such efforts fell short of countering the reduced market demand.

In the U.S. market, the company's subsidiary facilitated a series of rationalization measures, including a reduction in manpower and a consolidation of business bases, while strengthening its sales network by acquiring a sales company and restructuring distributors. While the company expanded its market share, sales for the year declined. In Europe, the company completed the transfer of production and sales functions to a subsidiary of Linde AG of Germany, preparing for full-scale operations from next fiscal year. In Southeast Asia and China, the company reinforced its sales networks. Despite these measures, overseas sales for the year decreased, due to a substantial drop in demand in the United States, the largest market of the world.

Also during the year, Komatsu Forklift continued to forge its alliance with Linde. While the company's U.S. manufacturing subsidiary began the OEM supply of forklift trucks to Linde's U.S. subsidiary, Linde's Chinese subsidiary embarked on the production of Komatsu Forklift trucks. To further sharpen its competitiveness through an expanded product range and sales capability, the company plans to consolidate the capabilities and product lineups of a Southeast Asian subsidiary of STILL GmbH of Germany, a leading manufacturer of battery-driven forklift trucks and member of the Linde Group, into its local subsidiary. The company also intends to engage in the joint development of products, incorporating its technological expertise with that of Linde, as well as the reciprocal supply of cost-competitive components to heighten its product competitiveness.

Deciding to Transform Komatsu Forklift into a Wholly Owned Subsidiary of Komatsu

Komatsu resolved to transform Komatsu Forklift into a wholly owned subsidiary as of October 1, 2002, through a stock-for-stock exchange. As competition intensifies worldwide in the forklift truck market, Komatsu and Komatsu Forklift have concluded that it is necessary for the forklift truck business to further strengthen its cooperation within the Komatsu Group and manage Komatsu Forklift more dynamically. The company's becoming a wholly owned subsidiary of Komatsu is expected to further expand the forklift truck business. Following the change, Komatsu Forklift plans to become a joint-venture company of Komatsu and Linde to reinforce its competitiveness on a global basis and improve its earnings capability.

Komatsu is determined to improve the earnings capability of each business as well as its corporate value by optimizing the management structure of major companies in the Komatsu Group and by improving management efficiency.



An Arion Plus battery-driven forklift truck, developed by Komatsu Forklift

Industrial Machinery Business

Komatsu Industries Corporation, which produces sheet metal machinery and medium-sized presses, continued to implement customer-tailored, proposal-oriented sales and service activities for products with unique features. These products include the transfer presses of the E2W series and Twister Fine Plasma cutting machines as well as laser cutting machines made by TRUMPH GmbH of Germany, an alliance partner. As a result, in spite of the extremely tough market conditions, the company expanded both its sales and profits for the year, after similarly posting profits in the previous year.

During the year, the company became the first in the world to commercialize a large, fully closed AC servo press successfully and launched sales of these presses under the name of H2F Hybrid AC Servo Press Series in February 2002. In addition to its high productivity and processing precision, the H2F series features a significant reduction in noise compared with other mechanical presses as well as high economy. Orders for the series have already been increasing, and the company expects the product will facilitate continued business improvement.

Also during the year, Komatsu Industries forged cooperative relations with TRUMPH and introduced a new service network. In Japan, some 400 cutting machines made by TRUMPH are used by customers, and the company anticipates dynamic growth in demand for TRUMPH models. By integrating the management resources of the two, Komatsu Industries is going to provide higher-quality services and customer support. With three service centers and six service facilities in Japan, the company is improving its support programs.


KOMATSU
H2F300

The Komatsu-developed H2F300 press is the world's first large AC Servo press.

Fiscal 2002 sales of large presses advanced, supported by expanded investment by Japanese automobile manufacturers mainly in their overseas plants. With customer demand for cost reductions and competitive pricing intensifying, Komatsu is implementing the SS21 Campaign, designed to meet diversified customer needs in a speedy and simplified manner. The campaign is in response to a structural change in the market for large presses largely resulting from expanding demand from manufacturing customers of automobile bodies and Chinese and Eastern European markets. As part of this campaign, the Company is working to enhance customer satisfaction by establishing Digital Engineering Technology, which integrates all information from design to installation and after-sales services, shortened lead times and prompter responses for after-sales services. The Company is also working to facilitate a significant reduction in costs by emphasizing capacity cost cutbacks.

Komatsu Zenoah Co.

In agricultural and forestry equipment, Komatsu Zenoah worked to expand sales of its mainstay outdoor equipment by launching the EZ Start brushcutter, which features significantly improved ignition and is the world's most lightweight hedge trimmer. Against the backdrop of reduced total demand, sales in this market decreased from the previous year. Meanwhile, sales of environmental equipment increased, supported by expanded sales to rental companies. Overseas, while the company received substantially expanded orders for blowers that were developed for the U.S. market and brushcutters for the Chinese market, it was not able to cover the declined sales of hobby and OEM engines. Overseas sales for the year declined slightly from the previous year. As a result, total sales of forestry and other equipment declined slightly from the previous fiscal year.

Protection of the Earth's Environment

We at Komatsu define protection of the Earth's environment as an important management issue. In addition to the obvious task of reducing the environmental stress of our own operations, it is our responsibility as a manufacturer to provide innovative products, services and systems to customers who are working themselves to reduce environmental stress. To pass a beautiful natural environment down to future generations, we contemplate "what we can do" and "what we must do" and proactively involve ourselves in all related tasks.



PC200 hydraulic excavators are powered by IPA-developed engines that meet the Tier II emission standards of the United States and Stage II emission standards of Europe and Japan.



Komatsu-developed water-emulsified fuel engines achieve both super-clean emissions and high-efficiency combustion.

Market Introductions of Environment-Friendly Products

Komatsu joined hands with Cummins Inc. to establish Industrial Power Alliance, Ltd. (IPA), in 1998. Since then, IPA has promoted the R&D of next-generation engines that stay ahead of the emission control regulations of various countries of the world. IPA-developed engines, which meet the Tier II emission standards of the United States as well as the Stage II emission standards of Europe and Japan, power the GALEO series of construction equipment, launched in 2001. These engines also incorporate technologies designed to reduce environmental stress through low fuel consumption by means of mode controls as well as low-noise design.

Komatsu's diesel engines are used not only as a key component for construction and mining equipment, but also as the source of power for railway trains and marine vessels as well as power generators and other industrial applications.

Komatsu has successfully commercialized the water-emulsified fuel engine STA12V140 for stationary power generation application. This engine achieves outstanding reduction of NO_X and the soot contents of engine exhaust by using water-emulsified fuel, a mixture of water and fuel. The new engine features NO_X emission volumes of less than 100ppm, about 90% lower than the NO_X emission volume prescribed by the Air Pollution Control Act of Japan. It also emits such clean gas that black smoke is invisible to the eye. As a result, the new engine can be used in urban areas, where applicable regulations are especially stringent. Komatsu Diesel Co., Ltd., launched its sales to power generator manufacturers in October 2001.

Reduction of Environmental Stress from Production Operation

Reduction of Energy Consumption

Komatsu has been working aggressively to reduce its consumption of energy, such as electricity, fuel gas and fuel oil, for manufacturing activities. Komatsu has set the goal of a 25% reduction for fiscal 2011 from the fiscal 1991 level of energy consumption in terms of crude oil-converted amount per unit of manufacturing value.

Energy Consumption



Energy consumption (TJ)
(Consumption Index: 100)
Index for per value of manufacturing
6,000
4,000
2,000
0
100
90
80
70
60
Energy consumption index: 83.1
Goal: 74.6
FY 1991
1998
1999
2000
2001
2002
2010
TJ: 10^12 joules
Consumption
Index for per value of manufacturing

Promotion of Zero Emissions* Campaign

Komatsu has been promoting its Zero Emissions campaign, designed to reduce the amount of industrial waste and recycle such waste. In fiscal 2002, our Mooka, Osaka, Awazu and Komatsu plants achieved Zero Emissions, following the Oyama Plant, which successfully attained Zero Emissions in fiscal 2001 and was the first in the industry to do so. These plants all achieved Zero Emissions one year ahead of Komatsu's original schedule, which was to reduce the volume of industrial waste to a zero level at all Komatsu plants for construction equipment in Japan by the end of fiscal 2003. Also during the year under review, the Miyazaki Plant of Komatsu Electronic Metals Co., Ltd., accomplished Zero Emissions, leading all other silicon wafer manufacturing plants in Japan.

Note: Komatsu defines Zero Emissions as a recycling rate of 99% or higher.*

Amount of Waste Recycled/Disposed at Komatsu



Amount of waste recycled/disposed (1,000t)
Zero Emissions target: Over 99.0% recycling ratio
Recycling ratio (%)
60
50
40
30
20
10
0
100
80
60
40
20
0
Recycling ratio: 91%
FY1991
1998
1999
2000
2001
2002
Disposal
Recycling
Recycling ratio



Komatsu do Brasil Ltda. acquired ISO 14001 certification in December 2001.

Acquisition of ISO 14001 Certification

Komatsu has aggressively been promoting acquisition of ISO 14001 certification as an important index to improve and anchor environmental management. In fiscal 2002, six additional production facilities in Japan and abroad were certified for ISO 14001.

Support to Customers in Their Environmental Conservation Efforts

Komatsu is not only concerned about the environmental stress of its products and the processes of their production, but also promotes reduction of environmental stress in the life cycles of construction equipment, including machine operations by customers at their job sites.

In response to a request by OBAYASHI CORPORATION, a major Japanese general contractor, Komatsu held training seminars on fuel-efficient operations of construction machines in 2001. At these seminars, which were held at the Techno Center—Komatsu's demonstration and training facility—participants compared the difference in fuel consumption and CO_2 emissions between their regular ways of operating the machines and Komatsu's recommended methods. To support environmental conservation efforts by more customers, Komatsu is considering the holding of regular seminars at the Techno Center.



Participants confirmed the validity of high-economy operations of hydraulic excavators through actual loading at the Techno Center in November 2001.

Greening the Environment with Plants

The Flower Association of Japan welcomed its 40th anniversary in 2002. The Association has been making contributions to the creation of a comfortable environment by providing cherry trees and other plants that represent the four seasons. Through its core activities of assisting in the development of cherry tree parks and community flower projects, it produces saplings of cherry, peach and plum trees—all which have been loved by Japanese people since ancient times—and supplies them to parks, streets, railway stations, welfare facilities, schools, companies and other organizations in Japan and overseas. During the last 40 years, the Association has delivered over two million cherry saplings not only in Japan but also abroad, and they have been taken care of by those who love cherry blossoms.

The Flower Association of Japan: http://www.hananokai.or.jp



Cherry trees from the Association were planted along the former site of the Berlin Wall, which was taken down in 1989

International Exchanges Based [illegible]

The Association commenced its international exchanges based on cherry trees by shipping saplings to Europe in 1966. It has shipped a cumulative sum of 170,000 saplings to over 40 countries to date, offering the world opportunities for viewing blossoms. The Association has also undertaken personnel exchanges to provide instructions for planting and growing trees. It has recently engaged in information exchanges on the Web, studying possible new forms of international exchange based on cherry trees.



English version of the Manual of Japanese Flowering Cherries

[illegible]

The Association has continued to pursue its research into varieties and the long-term care of cherry trees over the years. Based on the research findings, the Association published the *Manual of Japanese Flowering Cherries* in 1982, which describes 193 varieties. Also available in English, it is one of the recommended books on plants in the United Kingdom. Even 20 years after its publication, this book continues to enjoy a high reputation around the world as the best research book on cherry trees.



Rooftop garden of the Komatsu Building

The 40th Anniversary

In April 2002, the Association held a 40th anniversary ceremony at the rooftop garden of the Komatsu Building in Tokyo. This unique garden consists of two gardens: a 36-year-old Japanese-style plot with cherry trees and other plants and 1-year-old Western-style plot that mainly features flowers. Both gardens, managed by the Association, add greenery to the urban environs of Tokyo.

Financial Section

Contents

Financial Review

Sales

Net sales in fiscal 2002 ended March 31, 2002 decreased 5.5% from the previous fiscal year, to ¥1,035,891 million (US$7,789 million at US$1=¥133).

Sales in Japan dropped 18.5%, to ¥478,187 million (US$3,595 million) and overseas sales rose 9.5%, to ¥557,704 million (US$4,193 million). As a result, the ratio of overseas sales to consolidated net sales for the year rose to 53.8% from 46.5% in the previous fiscal year.

Japanese demand for construction equipment fell sharply from the previous fiscal year, as customers' desire for equipment investment was critically influenced by cutbacks in public investment by the government. Expanded sales from introducing renewed main models fell short of compensating for the large fall in overall demand in the market. In North America, a leading market for construction equipment, demand kept declining for three consecutive years. In Europe, the market for construction equipment contracted after continued expansion for the last few years. In spite of the declined sales in these markets, overseas sales improved over the previous fiscal year, supported by expanded sales generated in other regions and strong sales of mining equipment. As a result, sales of construction and mining equipment increased 1.8% from the previous fiscal year, to ¥731,340 million (US$5,499 million).

In the electronics business, reflecting the severe conditions of the international IT-related market, demand for silicon wafers and polycrystalline silicon as the raw material for silicon wafers drastically decreased both in Japan and overseas. Sales of FA equipment and LAN-related peripherals were sluggish, sales of thermoelectric modules for use in fiber optic communication networks suffered from a drastic drop in demand and those of temperature-control semiconductor manufacturing equipment were adversely affected by reduced capital investment in the industry. As a result, sales from the electronics business dropped 34.8% from the previous fiscal year, to ¥76,769 million (US$577 million).

With respect to other operations, sales of large presses advanced in the industrial machinery business, supported by expanded investment by Japanese automobile manufacturers mainly in their overseas plants. In the business of sheet metal forming machinery and agricultural and forestry machines, sales grew centering on products with unique features despite the difficult business conditions. On the other hand, sales of forklift trucks declined considerably from the previous fiscal year due to reduced demand for industrial vehicles in Japan and overseas.

As a result, sales from other operations declined 12.6% from the previous fiscal year, to ¥227,782 million (US$1,713 million). This decline was also affected by the exclusion of sales of Komatsu Construction Co., Ltd., which became unconsolidated in October 2000.

Overseas sales by region in fiscal 2002 were as follows: sales in the Americas reached ¥262,341 million (US$1,972 million), up 8.8%; sales in Europe increased 1.2%, to ¥128,029 million (US$963 million); sales in Asia (excluding Japan) and Oceania advanced 7.9%, to ¥126,363 million (US$950 million); and sales in the Middle East and Africa climbed 65.2%, to ¥40,971 million (US$308 million).

Earnings (Losses)

Cost of sales in fiscal 2002 decreased 1.5% from the previous fiscal year, to ¥792,748 million (US$5,961 million). The ratio of cost of sales to net sales grew 3.1 percentage points, to 76.5%. Selling, general and administrative (SG&A) expenses for the year declined 2.8%, to ¥256,364 million (US$1,928 million), keeping the ratio of SG&A expenses to net sales to 24.7%, a minimal increase of 0.6 percentage points over the previous fiscal year, in spite of the big drop in net sales. As a result, operating loss for fiscal 2002 amounted to ¥13,221 million (US$99 million), compared to profits of ¥27,815 million in fiscal 2001. This deterioration was brought about primarily by worsened conditions in the domestic construction and mining equipment

Return on Net Sales


(%)
2
0
-2
-4
-6
-8
1998 1999 2000 2001 2002

R&D Expenses as a Percentage of Net Sales


(%)
5
4
3
2
1
0
1998 1999 2000 2001 2002

Capital Expenditures as a Percentage of Net Sales


(%)
12
10
8
6
4
2
0
1998 1999 2000 2001 2002

Shareholders' Equity Ratio


(%)
40
30
20
10
0
1998 1999 2000 2001 2002

business and in the electronics business.

Net interest and other income and expenses in fiscal 2002 generated a loss of ¥93,503 million (US$703 million), compared with a loss of ¥7,751 million in the previous fiscal year. This resulted from the fact that net other expenses in fiscal 2002 included the large cost of reform of business structure, such as the impairment losses of fixed assets of electronics business-related subsidiaries in the United States as well as the cost of early retirement and transfers of employees to affiliated companies in Japan.

As a result, loss before income taxes, minority interests and equity in earnings for the fiscal year totaled ¥106,724 million (US$802 million), compared with profits of ¥20,064 million for the previous fiscal year, and the percentage of loss before income taxes, minority interests and equity in earnings to net sales was minus 10.8% in fiscal 2002.

Equity in earnings of affiliated companies in fiscal 2002 amounted to ¥398 million (US$3 million).

As a result, the Company's net loss in fiscal 2002 was ¥80,621 million (US$606 million).

On a per share basis, net loss amounted to ¥84.46 (US63.5¢). Dividends per share were ¥6.00 (US4.5¢), as positive effects from the reform of business structure should improve the business results of the Company in fiscal 2003 and thereafter. The corresponding figures for fiscal 2001 were ¥7.24 and ¥6.00, respectively.

Liquidity and Capital Resources

Working capital in fiscal 2002 decreased 17.5% from the previous fiscal year, to ¥167,581 million (US$1,260 million), resulting from declined sales and reduced assets. The current ratio in fiscal 2002 declined 6.6 percentage points from the previous fiscal year, to 128.3%.

Capital expenditures in fiscal 2002 decreased 6.1% from the previous fiscal year, to ¥74,468 million (US$560 million). The decrease resulted mainly from highly focused capital expenditures. Commitments for capital expenditures outstanding as of March 31, 2002 totaled ¥2,900 million (US$22 million).

R&D expenses in fiscal 2002 declined 2.6% from the previous fiscal year, to ¥44,083 million (US$331 million), representing 4.3% of net sales. Fiscal 2002 expenses for advertising and public relations activities dropped 4.7%, to ¥5,119 million (US$38 million), or 0.5% of net sales.

Financial Condition

The Company continues to reduce its debt continuously, with the cash provided by operating activities.

Cash and cash equivalents at March 31, 2002 amounted to ¥45,392 million (US$341 million), an increase of ¥5,632 million including ¥1,818 million of gain caused by adjustment for change of fiscal period on some consolidated subsidiaries. Net cash provided by operating activities in fiscal 2002 totaled to ¥60,321 million (US$454 million), mainly by reducing trade notes and account receivables and inventories, which is however a decrease of ¥9,655 million from the previous fiscal year. Net cash used in investing activities for the fiscal year amounted to ¥16,933 million (US$127 million), a decrease of ¥18,209 million from the previous fiscal year. The decrease resulted mainly from highly focused capital expenditures and sale of idle assets. Net cash used in financing activities for the fiscal year came to ¥40,455 million (US$304 million), a decline of ¥35,408 million from the previous fiscal year. The amount is used mainly in repayment of the debt and cash dividends.

Business Risk

The Company believes that, as an independent business entity, it has its own management strategy and resources to win against the competition within a foreseeable scope based on available information. The market conditions for the Company's individual businesses differ by region and change widely depending upon economic and competitive conditions. Profitability of the Company's global construction and mining equipment business, as its core operation, is affected primarily by the following factors:

- Further intensification of competition in the Japanese market, where demand has declined considerably since 1997.
- Further reduction in demand in North America brought about by greater-than-expected economic deceleration.
- A considerable decline in demand in Europe, owing to the economic slowdown there.
- A delay in the recovery of demand for mining equipment.
- Significant increases in R&D expenses for construction and mining equipment in order to meet more stringent environmental protection regulations.
- Greater-than-expected fluctuations in foreign exchange rates (especially vis-a-vis the U.S. dollar and the euro).

With regard to the electronics business, the Company expects no financial burden resulting from sizable investments for the time being. However, the Company considers that the following factors could affect profitability: sharp changes in the semiconductor market and declining sales prices due to unbalanced supply and demand, along with intensified competition.

Although the profitability of other businesses is also affected by changes in their respective markets, this is not expected to have a significant impact on the Company's overall performance.

Market Risk Exposure

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative financial transactions pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties' high credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, the companies execute forward exchange contracts and option contracts in a range of 50% to 100% based on their projected cash flow in foreign currencies. Furthermore, to reduce foreign exchange risks in relation to medium-term and long-term foreign currency denominated assets and liabilities and to fix related costs, the companies have executed such forward contracts for a portion of their bonds and loans.

The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2002, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2002. As of March 31, 2002, the notional amount of option contracts is ¥3,171 million (US$23,842 thousand).

	Millions of yen (except average contractual rates)						
Forwards to sell foreign currencies:		US$/Yen	EUR/Yen	GBP/EUR	US$/EUR	Others	Total
Contract amounts		¥ 17,944	¥ 5,444	¥ 3,366	¥ 1,083	¥ 1,033	¥ 28,870
Average contractual rates		129.75	113.72	1.63	1.14	—	—
Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/EUR	US$/EUR	US$/Yen	Others	Total
Contract amounts	¥ 8,902	¥ 4,881	¥ 2,994	¥ 2,691	¥ 2,131	¥ 5,729	¥ 27,328
Average contractual rates	0.62	11.40	113.46	0.88	100.13	—	—

	Thousands of U.S. dollars						
Forwards to sell foreign currencies:		US$/Yen	EUR/Yen	GBP/EUR	US$/EUR	Others	Total
Contract amounts		$134,917	$40,932	$25,308	$ 8,143	$ 7,767	$217,067
Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/EUR	US$/EUR	US$/Yen	Others	Total
Contract amounts	$66,932	$ 36,699	$22,511	$20,233	$16,023	$43,075	$205,473

Interest Rate Risk

To reduce risks and hedge the cash flow, the companies engage in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedge and are recorded at the fair value and the resultant gains are recognized as income.

The following tables provide information concerning derivatives and other financial instruments of the companies that are sensitive to changes in interest rates, mainly including interest rate swaps, cross-currency swaps and debt obligations excluding capital lease obligations. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present notional amounts and weighted average receive and pay interest rates. As of March 31, 2002, the notional amount and its average strike rate of interest cap transactions are ¥63,238 million (US$475,474 thousand) and 5.70%, respectively.

Long-term debt excluding capital lease obligations (including due within one year) — Millions of yen

	Average interest rate	Total	Expected maturity date 2003	2004	2005	2006	2007	Thereafter
U.S. dollar bonds	6.97%	¥ 25,051	¥ —	¥ 15,590	¥ —	¥ 9,461	¥ —	¥ —
Japanese yen convertible debentures/debentured bonds	1.86%	62,447	—	27,447	—	35,000	—	—
Euro medium-term notes	2.46%	74,056	24,767	11,924	23,663	6,351	6,190	1,161
Loans, principally from banks	2.68%	125,402	14,872	37,784	22,193	6,060	10,119	34,374
Total		¥ 286,956	¥ 39,639	¥ 92,745	¥ 45,856	¥ 56,872	¥ 16,309	¥ 35,535

Interest rate and cross-currency swaps — Millions of yen

	Average interest rate Receive	Pay	Total	Expected maturity date 2003	2004	2005	2006	2007	Thereafter
Japanese yen interest rate swap	0.32%	0.91%	¥ 65,081	¥ 22,156	¥ 7,474	¥ 30,369	¥ 5,082	¥ —	¥ —
U.S. dollar interest rate swap	1.77%	4.76%	92,781	48,533	29,125	11,902	2,762	—	459
Australian dollar interest rate swap	4.33%	4.92%	5,323	5,323	—	—	—	—	—
Yen/US$ cross-currency swap	0.90%	2.48%	65,972	20,500	11,818	20,918	6,118	5,618	1,000
Yen/EUR cross-currency swap	0.42%	3.64%	9,300	6,600	1,200	1,500	—	—	—
Others			6,782	2,753	2,894	1,086	21	28	—
Total			¥ 245,239	¥105,865	¥ 52,511	¥ 65,775	¥ 13,983	¥ 5,646	¥ 1,459

Long-term debt excluding capital lease obligations (including due within one year) — Thousands of U.S. dollars

	Average interest rate	Total	Expected maturity date 2003	2004	2005	2006	2007	Thereafter
U.S. dollar bonds	6.97%	$ 188,353	$ —	$117,218	$ —	$ 71,135	$ —	$ —
Japanese yen convertible debentures/debentured bonds	1.86%	469,526	—	206,368	—	263,158	—	—
Euro medium-term notes	2.46%	556,812	186,218	89,655	177,917	47,752	46,541	8,729
Loans, principally from banks	2.68%	942,873	111,820	284,090	166,865	45,564	76,083	258,451
Total		$2,157,564	$298,038	$697,331	$344,782	$427,609	$122,624	$267,180

Interest rate and cross-currency swaps — Thousands of U.S. dollars

	Average interest rate Receive	Pay	Total	Expected maturity date 2003	2004	2005	2006	2007	Thereafter
Japanese yen interest rate swap	0.32%	0.91%	$ 489,330	$166,586	$ 56,195	$228,338	$ 38,211	$ —	$ —
U.S. dollar interest rate swap	1.77%	4.76%	697,602	364,910	218,985	89,489	20,767	—	3,451
Australian dollar interest rate swap	4.33%	4.92%	40,023	40,023	—	—	—	—	—
Yen/US$ cross-currency swap	0.90%	2.48%	496,030	154,135	88,857	157,278	46,000	42,241	7,519
Yen/EUR cross-currency swap	0.42%	3.64%	69,925	49,624	9,023	11,278	—	—	—
Others			50,992	20,699	21,759	8,165	158	211	—
Total			$1,843,902	$795,977	$394,819	$494,548	$105,136	$ 42,452	$ 10,970

Ten-Year Summary

Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen (except per share amounts)		
	2002	*2001*	*2000*
For the fiscal period			
Net sales	¥1,035,891	¥1,096,369	¥1,055,654
Cost of sales	792,748	804,700	796,820
Income (loss) before income taxes, minority interests, equity in earnings and cumulative effect of accounting changes	(106,724)	20,064	19,395
Net income (loss)	(80,621)	6,913	13,395
As percentage of sales	(7.8)%	0.6%	1.3%
Capital expenditures	74,468	79,310	57,728
At fiscal period-end			
Total assets	¥1,340,282	¥1,403,195	¥1,375,280
Working capital	167,581	203,233	221,517
Property, plant and equipment	405,301	438,795	397,534
Long-term debt—less current maturities	257,180	238,349	245,289
Shareholders' equity	395,143	474,257	490,454
As percentage of total assets	29.5%	33.8%	35.7%
Per share data			
Net income (loss) per share:			
Basic	¥ (84.46)	¥ 7.24	¥ 13.85
Diluted	(84.46)	7.24	13.76
Cash dividends per share	6.00	6.00	6.00
Shareholders' equity per share	414.02	497.12	507.26

	Yen per U.S. dollar		
	2002	*2001*	*2000*
Other information			
Exchange rate into U.S. dollars			
(per the Federal Reserve Bank of New York):			
At fiscal period-end	¥133	¥126	¥103
Average for the fiscal period	126	112	110
Range:			
High	134	126	121
Low	119	106	102

1. Net income in 1994 includes the cumulative effect of accounting changes for postretirement benefits other than pensions and income taxes.
2. Total assets and shareholders' equity after 1995 include the effect of adopting SFAS No. 115.
3. In fiscal 1994, Komatsu America International Company, formerly Komatsu Dresser Company, was consolidated.
4. Working capital includes receivables due after one year.

Millions of yen
(except per share amounts)

1999	1998	1997	1996	1995	1994	1993
¥1,061,597	¥1,104,077	¥1,098,916	¥ 999,327	¥ 918,910	¥ 845,853	¥ 869,928
807,255	826,627	827,665	763,045	702,416	649,512	662,408
(9,604)	40,252	45,769	32,431	24,482	13,933	30,757
(12,378)	19,241	18,160	14,291	10,225	1,303	3,037
(1.2)%	1.7%	1.7%	1.4%	1.1%	0.2%	0.3%
114,874	123,026	70,604	47,499	41,492	30,032	47,156
¥1,524,600	¥1,561,662	¥1,512,730	¥1,593,003	¥1,541,972	¥1,375,966	¥1,323,960
256,039	212,096	228,404	260,296	254,992	221,274	249,419
440,706	393,603	299,098	264,842	257,219	260,720	260,999
292,250	196,898	163,590	140,208	140,550	142,578	207,027
495,643	524,201	541,933	606,444	575,534	505,871	516,409
32.5%	33.6%	35.8%	38.1%	37.3%	36.8%	39.0%
¥ (12.77)	¥ 19.60	¥ 18.26	¥ 14.24	¥ 10.19	¥ 1.30	¥ 3.03
(12.77)	19.32	18.02	14.10	10.19	1.30	3.03
7.00	8.00	8.00	8.00	8.00	8.00	8.00
511.54	540.50	550.79	604.07	573.29	504.28	515.05

Yen per U.S. dollar

1999	1998	1997	1996	1995	1994	1993
¥118	¥133	¥124	¥107	¥87	¥102	¥115
128	124	113	96	99	107	124
145	133	124	107	105	114	135
113	115	105	84	87	101	115

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2002 and 2001

Assets	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current assets			
Cash and cash equivalents (Note 1)	¥ 45,392	¥ 39,760	$ 341,293
Time deposits	1,076	1,110	8,090
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥15,221 million ($114,444 thousand) in 2002 and ¥10,998 million in 2001 (Notes 3 and 8)	337,093	394,658	2,534,534
Inventories (Notes 1 and 4)	266,952	255,801	2,007,158
Deferred income taxes and other current assets (Notes 1 and 13)	109,429	94,799	822,774
Total current assets	759,942	786,128	$ 5,713,849
Investments			
Investments in and advances to affiliated companies (Notes 1 and 6)	23,169	24,531	174,203
Investment securities (Notes 1, 5 and 19)	50,651	68,788	380,835
Other	272	1,860	2,045
Total investments	74,092	95,179	557,083
Land and buildings held for sale—at the lower of cost or market (including projects in progress)	12,461	12,809	93,692
Property, plant and equipment—less accumulated depreciation (Notes 1, 7, 8 and 14)	405,301	438,795	3,047,376
Deferred income taxes (Notes 1 and 13)	35,507	20,228	266,970
Other assets (Notes 1, 10, 18 and 19)	52,979	50,056	398,338
	¥1,340,282	¥1,403,195	$10,077,308

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

Liabilities and Shareholders' Equity	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current liabilities			
Short-term debt (Notes 8 and 9)	¥ 177,098	¥ 196,111	$ 1,331,564
Current maturities of long-term debt (Notes 8, 9, 14 and 19)	42,619	34,026	320,444
Trade notes and accounts payable	196,069	209,526	1,474,203
Income taxes payable (Note 13)	6,011	11,598	45,195
Deferred income taxes and other current liabilities (Notes 1 and 13)	170,564	131,634	1,282,436
Total current liabilities	592,361	582,895	4,453,842
Long-term debt (Notes 8, 9, 14 and 19)	257,180	238,349	1,933,684
Liability for pension and postretirement benefits (Notes 1 and 10)	40,465	54,110	304,248
Deferred income taxes (Notes 1 and 13)	1,650	4,317	12,406
Other liabilities (Notes 1, 18 and 19)	7,230	—	54,361
Minority interests	46,253	49,267	347,767
Commitments and contingent liabilities (Note 17)			
Shareholders' equity (Notes 1 and 11)			
Common stock:			
Authorized, 3,955,000,000 shares in 2002 and 2001;			
Issued and outstanding, 958,921,701 shares in 2002 and 2001	67,870	67,870	510,301
Capital surplus	117,439	117,418	883,000
Retained earnings:			
Appropriated for legal reserve	20,852	20,718	156,782
Unappropriated	210,309	300,499	1,581,270
Accumulated other comprehensive income (loss) (Notes 1, 5, 10 and 12)	(18,393)	(29,204)	(138,293)
Treasury stock at cost, 4,519,972 shares in 2002 and 4,911,812 shares in 2001 (Note 11)	(2,934)	(3,044)	(22,060)
Total shareholders' equity	395,143	474,257	2,971,000
	¥1,340,282	¥1,403,195	$10,077,308

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Revenues				
Net sales (Notes 1 and 6)	¥1,035,891	¥1,096,369	¥1,055,654	$ 7,788,654
Interest and other income	34,278	30,718	55,857	257,729
Total	1,070,169	1,127,087	1,111,511	8,046,383
Costs and expenses (Notes 14 and 15)				
Cost of sales	792,748	804,700	796,820	5,960,511
Selling, general and administrative	256,364	263,854	241,516	1,927,549
Interest	16,842	22,194	24,392	126,631
Impairment loss on long-lived assets (Note 1)	52,242	4,337	4,474	392,797
Special termination benefit (Note 10)	30,131	—	—	226,549
Other	28,566	11,938	24,914	214,782
Total	1,176,893	1,107,023	1,092,116	8,848,819
Income (loss) before income taxes, minority interests and equity in earnings	(106,724)	20,064	19,395	(802,436)
Income taxes (Notes 1 and 13)				
Current	3,914	20,952	18,158	29,429
Deferred	(25,844)	(7,237)	(8,208)	(194,316)
Total	(21,930)	13,715	9,950	(164,887)
Income (loss) before minority interests and equity in earnings	(84,794)	6,349	9,445	(637,549)
Minority interests in income (loss) of consolidated subsidiaries	3,775	179	(88)	28,384
Equity in earnings of affiliated companies	398	385	4,038	2,992
Net income (loss)	¥ (80,621)	¥ 6,913	¥ 13,395	$ (606,173)
	Yen			U.S. cents
Net income (loss) per share (Notes 1 and 16):				
Basic	¥(84.46)	¥7.24	¥13.85	(63.5)¢
Diluted	(84.46)	7.24	13.76	(63.5)
Dividends per share (Note 1)	6.00	6.00	6.00	4.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Common stock				
Balance, beginning of year	¥ 67,870	¥ 68,370	¥ 68,370	$ 510,301
Purchase and retirement of common stock:				
10,000,000 shares in 2001	—	(500)	—	—
Balance, end of year	¥ 67,870	¥ 67,870	¥ 68,370	$ 510,301
Capital surplus				
Balance, beginning of year	¥117,418	¥117,366	¥117,083	$ 882,842
Sales of treasury stock	21	52	283	158
Balance, end of year	¥117,439	¥117,418	¥117,366	$ 883,000
Retained earnings				
Appropriated for legal reserve				
Balance, beginning of year	¥ 20,718	¥ 20,431	¥ 20,200	$ 155,774
Transfer from unappropriated retained earnings	134	287	231	1,008
Balance, end of year	¥ 20,852	¥ 20,718	¥ 20,431	$ 156,782
Unappropriated retained earnings				
Balance, beginning of year	¥300,499	¥305,483	¥298,122	$2,259,391
Adjustments for change of fiscal period on consolidated subsidiaries (Note 1)	(3,705)	—	—	(27,857)
Net income (loss)	(80,621)	6,913	13,395	(606,173)
Cash dividends paid	(5,730)	(5,770)	(5,803)	(43,083)
Transfer to retained earnings appropriated for legal reserve	(134)	(287)	(231)	(1,008)
Purchase and retirement of common stock	—	(5,840)	—	—
Balance, end of year	¥210,309	¥300,499	¥305,483	$1,581,270
Accumulated other comprehensive income (loss)				
Balance, beginning of year	¥ (29,204)	¥ (19,590)	¥ (7,436)	$ (219,579)
Adjustments for change of fiscal period on consolidated subsidiaries (Note 1)	9,447	—	—	71,030
Other comprehensive income (loss) for the year, net of tax	1,364	(9,614)	(12,154)	10,256
Balance, end of year	¥(18,393)	¥ (29,204)	¥ (19,590)	$ (138,293)
Treasury stock				
Balance, beginning of year	¥ (3,044)	¥ (1,606)	¥ (696)	$ (22,887)
Purchase of treasury stock	(643)	(1,956)	(925)	(4,835)
Sales of treasury stock	753	518	15	5,662
Balance, end of year	¥ (2,934)	¥ (3,044)	¥ (1,606)	$ (22,060)
Total shareholders' equity	¥395,143	¥474,257	¥490,454	$2,971,000
Disclosure of comprehensive income (loss)				
Net income (loss) for the year	¥ (80,621)	¥ 6,913	¥ 13,395	$ (606,173)
Other comprehensive income (loss) for the year, net of tax	1,364	(9,614)	(12,154)	10,256
Comprehensive income (loss) for the year	¥ (79,257)	¥ (2,701)	¥ 1,241	$ (595,917)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Operating activities				
Net income (loss)	¥(80,621)	¥ 6,913	¥ 13,395	$(606,173)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	61,581	65,106	63,690	463,015
Deferred income taxes	(25,844)	(7,237)	(8,208)	(194,316)
Net loss (gain) from marketable securities and investments	8,696	(11,991)	(16,993)	65,383
Gain on sale of property	(16,454)	(3,440)	(23,777)	(123,714)
Loss on disposal or sale of fixed assets	7,202	5,565	14,367	54,150
Impairment loss on long-lived assets	52,242	4,337	4,474	392,797
Provision (reversal) for pension and postretirement benefits, net	10,364	5,467	(10,920)	77,925
Changes in assets and liabilities:				
Decrease (increase) in trade receivables	62,551	3,874	(13,448)	470,308
Decrease (increase) in inventories	20,611	(3,899)	13,683	154,970
Increase (decrease) in trade payables	(37,942)	8,652	4,065	(285,278)
Increase (decrease) in income taxes payable	(3,491)	2,641	(1,075)	(26,248)
Other, net	1,426	(6,012)	(5,029)	10,722
Net cash provided by operating activities	60,321	69,976	34,224	453,541
Investing activities				
Capital expenditures	(54,118)	(60,046)	(57,728)	(406,902)
Proceeds from sales of property	32,377	20,452	37,584	243,436
Proceeds from sales of marketable securities and investments	7,866	54,621	137,278	59,143
Purchases of marketable securities and investments	(4,848)	(42,222)	(98,218)	(36,451)
Acquisition or sale of subsidiaries, net	—	(8,994)	—	—
Collection of loan receivables	8,729	3,034	5,066	65,631
Disbursement of loan receivables	(7,112)	(1,983)	(4,930)	(53,474)
Decrease (increase) in time deposits	173	(4)	(172)	1,301
Net cash provided by (used in) investing activities	(16,933)	(35,142)	18,880	(127,316)
Financing activities				
Proceeds from long-term debt	47,927	29,503	19,798	360,353
Repayments on long-term debt	(49,110)	(80,123)	(21,663)	(369,248)
Decrease in short-term debt	(28,391)	(7,385)	(52,987)	(213,466)
Repayments of capital lease obligations	(5,331)	(4,411)	—	(40,083)
Sales (repurchase) of common stock, net	180	(7,677)	(910)	1,354
Dividends paid	(5,730)	(5,770)	(5,803)	(43,083)
Net cash used in financing activities	(40,455)	(75,863)	(61,565)	(304,173)
Effect of exchange rate change on cash and cash equivalents	881	313	1,636	6,625
Net increase (decrease) in cash and cash equivalents	3,814	(40,716)	(6,825)	28,677
Cash and cash equivalents, beginning of year	39,760	80,476	87,301	298,947
Adjustment for change of fiscal period on consolidated subsidiaries	1,818	—	—	13,669
Cash and cash equivalents, end of year	¥ 45,392	¥ 39,760	¥ 80,476	$ 341,293

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. ("the Company") and consolidated subsidiaries (together "the companies") manufacture and market primarily various types of construction and mining equipment throughout the world, and also engage in manufacturing and sales of electronics including semiconductor products, and other activities. The semiconductor industry has historically been cyclical and has experienced periodic downturns, which have had a material adverse effect on the semiconductor industry's demand for semiconductor products manufactured and marketed by the Company and certain subsidiaries.

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2002, consisted of the following:

Construction and mining equipment—70.6%, Electronics—7.4%, Others—22.0%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales in 2002, 53.8% were generated outside Japan, with 25.3% in the Americas, 12.4% in Europe, 12.2% in Asia (excluding Japan) and Oceania, and 3.9% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, the United States of America, Germany, the United Kingdom, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2002, is included solely for the convenience of readers outside Japan and has been made at the rate of ¥133 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 29, 2002. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies' books, to present them in conformity with accounting principles generally accepted in the United States of America, modified for accounting for stock splits (Note 11). The major adjustments include those relating to accounting for postretirement benefits, leases, impairment losses of long-lived assets, derivatives and accruals of certain expenses. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

During fiscal 2002, Komatsu Cummins Chile Ltda., which was previously accounted for using the equity method, became a consolidated subsidiary. The Company established Komatsu (China) Ltd. and one other company, both of which are treated as consolidated subsidiaries. In addition, KEM America Inc. was excluded from consolidated subsidiaries due to its liquidation in this period.

In 2000, the Company increased its ownership in certain affiliated companies namely Komatsu Forklift Co., Ltd., and three other companies and newly invested in a company, and those companies became consolidated subsidiaries. In addition, the Company established a consolidated subsidiary and an affiliated company and acquired two U.S. companies (100% owned subsidiaries) which were accounted for by the purchase method during fiscal 2001.

The Company sold a major part of the ownership of certain consolidated subsidiaries namely Komatsu Soft Ltd., Komatsu Construction Ltd. and one other consolidated subsidiary and those companies were excluded from consolidated subsidiaries during fiscal 2001.

At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings decreased by ¥3,705 million ($27,857 thousand) and other comprehensive income (loss) increased by ¥9,447 million ($71,030 thousand).

Investments in 20% to 50%-owned affiliated companies and certain immaterial subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method.

All significant intercompany transactions have been eliminated. The excess cost of investments in the consolidated subsidiaries and affiliated companies over their equity in the net assets at the dates of acquisition is generally being amortized on a straight-line method over the estimated periods benefited, not exceeding periods of 10 years.

However, according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwill resulting from a business combination initiated after June 30, 2001.

(2) Translation of Foreign Currency Accounts

Under the provisions of SFAS No. 52, "Foreign Currency Transaction," assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

(3) Investment Securities

In compliance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has categorized noncurrent marketable equity securities and debt securities as investment securities available for sale which are stated at fair value. Changes in fair values are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

(4) Inventories

Inventories, consisting of finished products including finished parts held for sale, work in process, and materials and supplies, are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for finished parts held for sale and by using actual costs accumulated under a job-order-cost system for other finished products and work in process. Cost of materials and supplies represents average cost.

(5) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2002, 2001 and 2000, are as follows:

	2002	2001	2000
Buildings	**9%**	8%	8%
Machinery and equipment	**23%**	24%	25%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Aggregate cost	**¥26,509**	¥19,264	**$199,316**
Accumulated depreciation	**10,048**	4,430	**75,549**

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(6) Revenue Recognition

The companies recognize revenue from product sales at the time when title and risk of all ownership is transferred to independently owned and operated dealers or customers, which typically occurs when products are received and accepted by the customers for major products such as construction equipment and electronics products, and upon shipment for parts and certain other products. Lease revenues are recognized in the period earned.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No.101 ("SAB101"), "Revenue Recognition in Financial Statements." SAB101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition and provides guidance on revenue recognition issues. The companies adopted SAB101 in the year ended March 31, 2001 and adoption of this guidance did not have a material impact on the consolidated financial position or results of operation.

In fiscal 2001, Komatsu Construction Ltd., a consolidated subsidiary, was sold by the Company to a third party engaged in construction operation in Japan. Related income from short-term construction contracts and long-term construction contracts was generally recognized under the completed-contract method and the percentage-of-completion method, respectively, prior to the sale of that consolidated subsidiary.

(7) Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the deferred tax provision is determined by the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates as of each balance-sheet date.

The companies compute and record income taxes currently payable based on their separate determinations of taxable income which may be different from accounting income.

Provision for income taxes is not recorded for undistributed earnings of foreign subsidiaries and affiliated companies because the Company considers that such earnings are permanently reinvested and/or would not result in material additional taxation should they be distributed to the Company under current circumstances.

(8) Postretirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," except for certain subsidiaries' pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

(9) Free Share Distribution

The Commercial Code of Japan ("the Code") permits Japanese companies, upon approval by the Board of Directors, to issue shares, in the form of a stock split, to shareholders. The Code requires no accounting recognition for such free share distribution (Note 11).

(10) Per Share Data

Basic net income (loss) per share has been computed by dividing net income (loss) by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income (loss) per share reflects the potential dilution and has been computed on the basis that all convertible bonds were converted at the beginning of the year to the extent that it is not antidilutive.

Dividends per share shown in the accompanying consolidated statements of income have been presented on an accrual basis and include, in each fiscal year ended March 31, dividends approved or to be approved by shareholders after such date, but applicable to the year then ended.

(11) Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

(12) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

Effective April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not qualifying as hedges under SFAS No. 133 as amended or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

The cumulative effect adjustment upon the adoption of SFAS No. 133 and 138, net of the related tax effect, resulted in immaterial impact to net income and a decrease to other comprehensive income (loss) of ¥670 million ($5,038 thousand).

Prior to April 1, 2001, in determining whether these instruments qualify as a hedge, the companies used hedge criteria that include their effectiveness to reduce risk, specific identification of the asset or liability being hedged and the time horizon being hedged.

Interest differentials on interest rate swap contracts were accrued as interest rate change over the contract period. Premiums paid for interest rate caps were amortized over the life of contracts and were expensed as a part of interest expense.

Gains and losses on the foreign exchange contracts were recognized based on changes in exchange gains and losses on such assets and liabilities being hedged. Gains and losses on the forward exchange contracts to hedge foreign currency commitments were deferred and included in the measurement of the related transactions, unless it was estimated that such deferral would lead to recognizing losses in later periods.

In addition, the companies entered into certain interest rate swap contracts as a means of managing the Company and its group companies' interest rate exposures that did not meet the hedge criteria. Accordingly, those interest rate swap contracts were recorded in the consolidated balance sheet at their fair value and the changes in fair value were recognized currently in the consolidated statements of income.

(13) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

In fiscal 2001 and 2000, the Company recorded impairment losses of ¥4,337 million and ¥4,474 million, respectively, on long-lived assets related to certain production facilities, which were temporarily idled due to the sluggish market, at its wholly owned subsidiary, Komatsu Silicon America, Inc. in the electronics segment. Such impairment losses were calculated using the best estimate of discounted future cash flows based on the intention of the Company to use the facilities in its operation.

However, due to continued negative market conditions in fiscal 2002, management has changed its policy now to sell or dispose of these facilities instead of holding them for future use. In connection therewith, the Company has recorded an impairment loss of ¥24,983 million ($187,842 thousand) for these facilities in fiscal 2002. The impairment loss was calculated based on an estimated fair value less cost to sell of the facilities under current market conditions utilizing independent appraisal of the facilities.

Additionally, the Company, also due to the decline in the market demand, has recorded an impairment loss of ¥27,259 million ($204,955 thousand) in fiscal 2002 on production facilities currently being operated by a consolidated subsidiary, Advanced Silicon Materials LLC in the electronics segment. Specifically, an impairment loss of ¥13,411 million ($100,835 thousand) for its Butte plant in Montana was calculated using the best estimate of discounted future cash flows based on the decision to continue its operation, and one of ¥13,848 million ($104,120 thousand) for its Moses Lake plant in Washington was calculated using the estimate of realizable value based on the decision to discontinue its production.

(14) Comprehensive Income

Comprehensive income consists of net income, changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative financial instruments, and is included in the consolidated statements of shareholders' equity.

(15) Use of Estimates

The Company's management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred income tax assets.

(16) New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method for all business combinations initiated after June 30, 2001. SFAS No. 141 also defines the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 eliminates the amortization of goodwill but instead requires annual impairment testing of goodwill. In addition, intangible assets that do not have finite lives will not be amortized and will be reviewed for impairment annually. The Company is required to adopt SFAS No. 142 for the fiscal year beginning April 1, 2002, with the exception that certain provisions of the statement should be applied to goodwill and the intangible assets acquired after June 30, 2001. In accordance with SFAS No. 142, the Company is currently in the process of performing the transitional goodwill impairment tests and evaluating the impact of these tests on its financial position and results of operations.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 for the fiscal year beginning April 1, 2003. The effect, if any, of adopting this statement has not been determined.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used, however, this statement develops a single accounting model for long-lived assets to be disposed by sale. This statement also modifies the accounting and disclosure rules for discontinued operations. The Company is required to adopt SFAS No. 144 for the fiscal year beginning April 1, 2002. The effect of adopting this statement is not expected to be material to the consolidated financial position or result of operations.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting practice. The provisions of this statement related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this statement must be applied for financial statements issued on or after May 15, 2002, with early application encouraged. The Company is currently evaluating the effects of SFAS No. 145.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2002, 2001 and 2000, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Additional cash flow information:				
Interest paid	**¥ 17,091**	¥ 22,385	¥25,007	**$128,504**
Income taxes paid	**13,139**	18,311	20,922	**98,789**
Noncash investing and financing activities:				
Assets and liabilities of newly consolidated subsidiaries in fiscal 2001 and 2000 (Note 6):				
Fair value of assets acquired	**¥ —**	¥(131,913)	¥ (9,021)	**$ —**
Liabilities assumed	**—**	92,628	6,478	**—**
Less: Carrying amount of investment	**—**	13,083	1,501	**—**
Minority interest	**—**	17,930	97	**—**
Net assets exceeding the carrying value	**—**	(8,272)	(945)	**—**
Sale of subsidiaries:				
Proceed from sale of subsidiaries	**—**	9,526	—	**—**
Cash and cash equivalent balance of subsidiaries newly consolidated or sold	**—**	(10,248)	945	**—**
Net effect on consolidated cash flow statements	**—**	(8,994)	—	**—**
Transfer of securities to pension fund	**—**	11,250	—	**—**
Decrease of postretirement obligation	**—**	(11,250)	—	**—**
Capital lease obligations incurred	**¥ 9,203**	¥ 19,264	¥ —	**$ 69,195**

3. Trade Notes and Accounts Receivable

The Company and certain of its consolidated subsidiaries follow the practice of including the portion of installment and lease receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to ¥67,017 million ($503,887 thousand) and ¥67,243 million at March 31, 2002 and 2001, respectively.

Lease receivables represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd., which has become a consolidated subsidiary in fiscal 2001. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2002 and 2001, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Minimum lease payments receivable	**¥16,415**	¥16,624	**$123,421**
Unearned income	**(1,429)**	(1,536)	**(10,744)**
Net lease receivables	**¥14,986**	¥15,088	**$112,677**

The Company adopted SFAS No. 140 in its entirety in fiscal 2002, the effect of which was not material to the accompanying financial statements. The Company and its consolidated subsidiaries sold trade notes and accounts receivable of ¥332,008 million ($2,496,301 thousand) and ¥282,431 million in securitization transactions during fiscal 2002 and 2001, respectively, and the related balance of outstanding sold notes and accounts receivable as of March 31, 2002 and 2001 amount to ¥159,393 million ($1,198,444 thousand) and ¥127,155 million, respectively. The receivables are removed from the accompanying consolidated balance sheet and gross gain or loss is recognized for the difference between the proceeds received and the net carrying value of the receivables sold.

The Company and its consolidated subsidiaries retain servicing responsibilities, however no contractual servicing fees are received from the third parties. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries' assets in case of debtors' default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries except for a certain U.S. subsidiary, as a transferor do not retain any interest in the receivables sold.

A certain U.S. subsidiary retains the right to receive excess spread resulting from the difference between the yield on the underlying receivables sold and the interest paid on the underlying securities issued, of which the fair value is subject to credit and prepayment risks on the transferred assets and amounted to approximately ¥373 million ($2,805 thousand) and ¥539 million under the following key economic assumptions for fiscal 2002 and 2001, respectively.

	2002	2001
Weighted-average life	48 months	48 months
Prepayment speed over the life	1.3%	1.4%
Expected credit losses over the life	1.5%	1.3%
Discount rate on cash flow	1.0%	6.6%
Variable returns to transferee	1.4%	5.9%

In fiscal 2002 and 2001, the Company and its consolidated subsidiaries recognized net gains or losses from these securitizations of receivables, which were not material.

The fair value of the retained interest is subject to volatility as a result of changes in assumptions on credit losses, prepayments and market interest rates. The impact of any such potential volantility would not be material to the accompanying consolidated financial statements as of March 31, 2002 and 2001 based on the above amounts.

4. Inventories

At March 31, 2002 and 2001, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Finished products, including finished parts held for sale	¥184,364	¥171,600	$1,386,196
Work in process	48,763	52,162	366,639
Materials and supplies	33,825	32,039	254,323
Total	¥266,952	¥255,801	$2,007,158

5. Investment Securities

Investment securities at March 31, 2002 and 2001, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2002 and 2001, are as follows:

	Millions of yen			
		Gross unrealized holding		
	Cost	Gains	Losses	Fair value
At March 31, 2002				
Investment securities available for sale:				
Marketable debt securities	¥ 981	¥ —	¥ —	¥ 981
Marketable equity securities	26,094	8,345	971	33,468
Other investment securities	16,202	—	—	16,202
	¥43,277	¥8,345	¥971	¥50,651
At March 31, 2001				
Investment securities available for sale:				
Marketable debt securities	¥ 965	¥ —	¥ —	¥ 965
Marketable equity securities	39,876	16,072	1,374	54,574
Other investment securities	13,249	—	—	13,249
	¥54,090	¥16,072	¥1,374	¥68,788

	Thousands of U.S. dollars			
		Gross unrealized holding		
	Cost	Gains	Losses	Fair value
At March 31, 2002				
Investment securities available for sale:				
Marketable debt securities	$ 7,376	$ —	$ —	$ 7,376
Marketable equity securities	196,195	62,745	7,301	251,639
Other investment securities	121,820	—	—	121,820
	$325,391	$62,745	$7,301	$380,835

Maturities of marketable debt securities at March 31, 2002 and 2001 primarily fall within five years.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥7,866 million ($59,143 thousand), ¥54,621 million and ¥137,278 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Net realized gains (losses) on the sales of marketable securities and investment securities available for sale during the years ended March 31, 2002, 2001 and 2000, amounted to ¥(8,696) million ($(65,383) thousand), ¥11,991 million and ¥16,993 million, respectively. They were included in the determination of net income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

In fiscal 2001, the Company contributed certain marketable equity securities, not those of its subsidiaries and affiliated companies, to an employee retirement benefit trust fully administrated and controlled by an independent bank trustee, with no cash proceeds thereon. The transfer of the available-for-sale securities has been accounted for as a sale in accordance with SFAS No.140 (a replacement of SFAS No. 125), and accordingly, the recorded pension liability has been reduced by the fair market value of the transferred securities. The fair market value of those securities at the time of contribution was ¥11,250 million, and the net realized gain of ¥1,955 million from the transfer of those securities was recognized and included in interest and other income in the accompanying consolidated statement of income for the year ended March 31, 2001.

6. Investments in and Advances to Affiliated Companies

At March 31, 2002 and 2001, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Investments in capital stock	**¥16,775**	¥19,603	**$126,128**
Advances	**6,394**	4,928	**48,075**
Total	**¥23,169**	¥24,531	**$174,203**

In fiscal 2001, the Company acquired additional shares of Komatsu Forklift Co., Ltd. and increased its ownership interest from 39.2% to 50.8%. As a result, Komatsu Forklift Co., Ltd. became a consolidated subsidiary of the Company in fiscal 2001.

Dividends received from affiliated companies were ¥1,234 million ($9,278 thousand), ¥515 million and ¥324 million during the years ended March 31, 2002, 2001 and 2000, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2002 and 2001, were ¥28,804 million ($216,571 thousand) and ¥47,712 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2002 and 2001, were ¥12,574 million ($94,541 thousand) and ¥16,447 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2002 and 2001, were ¥4,015 million ($30,188 thousand) and ¥5,819 million, respectively.

Net sales for the years ended March 31, 2002, 2001 and 2000, included net sales to affiliated companies in the amounts of ¥53,359 million ($401,195 thousand), ¥75,634 million and ¥83,001 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

Summarized financial information for affiliated companies at March 31, 2002 and 2001, and for the years ended March 31, 2002, 2001 and 2000, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Current assets	**¥129,775**	¥149,589	**$ 975,752**
Net property, plant and equipment	**42,656**	45,669	**320,722**
Other assets	**13,816**	13,914	**103,879**
Total assets	**¥186,247**	¥209,172	**$1,400,353**
Current liabilities	**¥125,982**	¥145,629	**$ 947,233**
Noncurrent liabilities	**22,767**	23,734	**171,180**
Shareholders' equity	**37,498**	39,809	**281,940**
Total liabilities and shareholders' equity	**¥186,247**	¥209,172	**$1,400,353**

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales	**¥203,490**	¥240,256	¥271,831	**$1,530,000**
Net income	**¥ 129**	¥ 2,424	¥ 8,259	**$ 970**

The summarized financial information for the year ended March 31, 2000 included the accounts of Komatsu Forklift Co., Ltd. and three other companies, which were newly consolidated in fiscal 2001. The aggregated net sales of these companies for the year ended March 31, 2000 amounted to ¥63,369 million, and the aggregated net loss of these companies amounted to ¥323 million.

Also, the summarized financial information as of and for the years ended March 31, 2002 and 2001 included the accounts of Komatsu Soft Ltd., which became an affiliated company from a consolidated subsidiary at the beginning of fiscal 2001. The aggregated net sales and net income for the year ended March 31, 2002 and 2001 amounted to ¥21,668 million ($162,917 thousand) and ¥20,322 million and ¥439 million ($3,301 thousand) and ¥367 million, respectively.

7. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2002 and 2001, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Land	¥ 78,334	¥ 75,135	$ 588,978
Buildings	309,407	304,925	2,326,368
Machinery and equipment	610,917	602,767	4,593,361
Construction in progress	31,669	44,736	238,113
Total	1,030,327	1,027,563	7,746,820
Less: accumulated depreciation	(625,026)	(588,768)	(4,699,444)
Net property, plant and equipment	¥ 405,301	¥ 438,795	$ 3,047,376

8. Pledged Assets

At March 31, 2002, assets pledged as collateral for short-term debt, long-term debt and guarantee for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Trade notes and accounts receivable	¥ 759	$ 5,707
Property, plant and equipment—less accumulated depreciation	27,852	209,413
Total	¥28,611	$215,120

The above pledged assets were classified by type of liabilities to which they relate as follows:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:		
Short-term debt	¥ 1,180	$ 8,872
Long-term debt	26,799	201,496
Guarantee for debt	632	4,752
Total	¥28,611	$215,120

9. Short-Term and Long-Term Debt

Short-term debt primarily consisted of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2002 and 2001, were 2.5% and 4.1%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to ¥72,626 million ($546,060 thousand) with certain financial institutions at the end of fiscal 2002. Long-term debt at March 31, 2002 and 2001, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Long-term debt with collateral (Note 8):			
Banks, insurance companies and other financial institutions, maturing serially through 2002–2014, weighted-average rate 2.9%			
Government-owned banks and government agencies	¥ 16,047	¥ 14,035	$ 120,654
Other	4,834	7,196	36,346
Long-term debt without collateral:			
Banks, insurance companies and other financial institutions, maturing serially through 2002–2022, weighted-average rate 2.7%	103,696	85,824	779,669
Euro Medium-Term Notes with various interest rates maturing serially through 2002–2009	66,235	65,020	498,008
6.9% Senior Notes due 2003 (payable in U.S. dollars)	15,590	13,426	117,218
1.8% Convertible Unsecured Bonds due 2004	27,447	27,447	206,368
7.0% Senior Notes due 2005 (payable in U.S. dollars)	9,461	8,147	71,135
1.9% Unsecured Bonds due 2006	35,000	35,000	263,158
Capital lease obligations (Note 14)	20,678	15,193	155,474
Other	811	1,087	6,098
Total	299,799	272,375	2,254,128
Less: current maturities	(42,619)	(34,026)	(320,444)
Long-term debt	¥257,180	¥238,349	$1,933,684

The conversion price per share of the 1.8% convertible unsecured bonds at March 31, 2002, was ¥971.20, which was subject to adjustments under certain conditions. These bonds are redeemable anytime before maturity at the option of the Company, at the redemption price of 102% of the initial principal as of March 31, 2002.

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. (the "Issuers") registered the US$1.0 billion Euro Medium-Term Note Program ("the Program") on the London Stock Exchange. On April 1, 1999, the registered amounts of the Program were increased to US$1.2 billion. On March 31, 2000, Komatsu Australia Holdings Pty. Ltd., formerly Komatsu Australia Pty. Ltd. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥12,000 million ($90,226 thousand) during fiscal 2002, and ¥7,000 million and US$0 million during fiscal 2001 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued ¥1,707 million during fiscal 2001 of Euro Medium-Term Notes with various interest rates and maturity dates. To offset market risk exposure arising from changes in foreign exchange rates and interest rates on debts under the Program, cross-currency interest rate swap and interest rate swap contracts are utilized. The cross-currency interest rate swap contracts effectively convert yen-denominated debts and related interest into U.S. dollar and Euro obligations.

U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.10% to LIBOR plus 0.59% for the years ended March 31, 2002 and 2001, respectively, depending upon the contracts. The floating interest rates for fiscal 2002 and 2001 ranged from 1.64% to 6.00% and 6.39% to 7.34%, respectively.

The companies have also entered into interest rate and currency swap agreements for certain long-term debts (Note 18).

As is customary in Japan, substantially all bank loans are made under agreements which provide that the banks may require, under certain conditions, the borrower to provide collateral, additional collateral or guarantors for its loans.

Lending banks have a right to offset cash deposited with them against any debt or obligation that becomes due and, in the case of default and certain other specified events, against all other debt payable to the banks.

Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender's review and approval before presentation to the shareholders. The companies have never received such a request.

Annual maturities of long-term debt subsequent to March 31, 2002, excluding SFAS No. 133 market value adjustments of ¥7,835 million ($58,910 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2003	¥ 44,778	$ 336,677
2004	96,945	728,910
2005	48,902	367,684
2006	61,135	459,662
2007	17,799	133,827
2008 and thereafter	38,075	286,278
Total	¥307,634	$2,313,038

10. Liability for Pension and Other Postretirement Benefits

The Company's employees, with certain minor exceptions, are covered by a severance payment and pension plan. The plan provides that 70% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment.

The Company's funding policy is to contribute semiannually the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Net periodic cost of the Company's plan for the years ended March 31, 2002, 2001 and 2000, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2002	*2001*	*2000*	*2002*
Service cost—Benefits earned during the year	**¥ 4,537**	¥4,768	¥ 5,122	**$ 34,113**
Interest cost on projected benefit obligation	**3,737**	3,826	3,907	**28,098**
Expected return on plan assets	**(1,502)**	(1,521)	(1,294)	**(11,293)**
Net amortization and deferral	**2,368**	1,782	2,834	**17,804**
Settlement loss	**6,419**	—	—	**48,263**
Net periodic cost	**¥15,559**	¥8,855	¥10,569	**$116,985**

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plan are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Change in benefit obligation:			
Benefit obligation, beginning of year	¥120,833	¥123,429	$908,518
Service cost	4,537	4,768	34,113
Interest cost	3,737	3,826	28,098
Actuarial loss (gain)	5,245	(526)	39,436
Benefits paid	(34,771)	(10,664)	(261,436)
Benefit obligation, end of year	¥ 99,581	¥120,833	$748,729
Change in plan assets:			
Fair value of plan assets, beginning of year	¥ 78,245	¥ 72,435	$ 588,308
Actual return on plan assets	(6,808)	(5,499)	(51,188)
Employer contribution	5,297	16,193	39,827
Benefits paid	(5,951)	(4,884)	(44,744)
Fair value of plan assets, end of year	¥ 70,783	¥ 78,245	$ 532,203
Funded status	¥(28,798)	¥(42,588)	$(216,526)
Unrecognized net loss	32,513	26,854	244,458
Unrecognized net obligation at transition being recognized over 15 years	1,569	2,351	11,797
Unrecognized prior service cost being recognized over 15 years	3,626	4,172	27,263
Net amount recognized	¥ 8,910	¥ (9,211)	$ 66,992
Net amounts recognized in the consolidated balance sheets consist of:			
Liability for postretirement benefits	¥(16,189)	¥(28,532)	$(121,722)
Intangible assets included in other assets	5,195	6,523	39,060
Amount included in accumulated other comprehensive income, gross of tax	19,904	12,798	149,654
Net amount recognized	¥ 8,910	¥ (9,211)	$ 66,992

Assumptions used in determining costs of the Company's plan and the funded status information shown above are as follows:

	2002	2001	2000
Weighted-average discount rate	2.8%	3.1%	3.1%
Rate of increase in future compensation levels	2.3%	2.3%	2.1%
Expected long-term rate of return on plan assets	1.9%	1.9%	2.3%

As a result of the changes in the discount rate in fiscal 2002, the benefit obligation as of March 31, 2002, was approximately ¥2,559 million ($19,241 thousand) more than it would have been using the previous 3.1% discount rate. The effect of those changes had an immaterial impact on the net periodic costs.

As described in Note 5, the Company contributed certain marketable equity securities to an employee retirement benefit trust in fiscal 2001. The securities held in this trust are qualified as plan assets under SFAS No.87.

Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2002 and 2001, was approximately ¥14,873 million ($111,827 thousand) and ¥12,634 million, respectively, and the projected benefit obligations as of March 31, 2002 and 2001, were approximately ¥16,015 million ($120,414 thousand) and ¥10,767 million, respectively. Discount rates of 3.0% to 13.0% and expected long-term rates of return on plan assets of 5.5% to 10.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2002, 2001 and 2000.

Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees. The aggregated fair value of plan assets as of March 31, 2002 and 2001, was approximately ¥10,614 million ($79,805 thousand) and ¥10,765 million, respectively, and the projected benefit obligations as of March 31, 2002 and 2001, were approximately ¥24,140 million ($181,504 thousand) and ¥28,608 million, respectively. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2002, 2001 and 2000, were ¥5,653 million ($42,504 thousand), ¥5,476 million and ¥2,945 million, respectively.

Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans.

Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders' approval.

In November 2001, the Company announced a reorganization plan to reduce operating costs primarily through personnel reductions and relocation to affiliates. Voluntary early retirement and relocation to affiliates programs were established to encourage reduction of personnel, primarily the Company's office personnel. Such programs expired on February 28, 2002. In connection therewith, approximately 1,300 employees agreed to take early retirement and relocation to affiliates. During fiscal 2002, certain domestic subsidiaries also offered retirement incentive programs. As a result of these actions, the Company and certain subsidiaries charged the related cost of ¥23,712 million ($178,286 thousand) as special termination benefits in the consolidated statement of income for fiscal 2002. As of March 31, 2002, the remaining unpaid balance of accrued early termination benefits was ¥12,437 million ($93,511 thousand). In connection with the early retirement program, the Company recorded a settlement loss of ¥6,419 million ($48,263 thousand) in accordance with SFAS No. 88 "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" for the year ended March 31, 2002 and included in special termination benefit.

Total expenses of all severance payment and pension plan premiums charged to income for the years ended March 31, 2002, 2001 and 2000, were ¥42,779 million ($321,647 thousand), ¥15,033 million and ¥14,140 million, respectively. Total expenses of all severance payments for the year ended March 31, 2002 included the additional severance payment under the retirement incentive programs.

Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2002 and 2001, was ¥8,880 million ($66,767 thousand) and ¥6,413 million, respectively, and the accrued postretirement benefit obligation at March 31, 2002 and 2001, was ¥4,375 million ($32,895 thousand) and ¥3,512 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2002, 2001 and 2000, were not material.

11. Shareholders' Equity

(1) Common Stock and Capital Surplus

Under the Commercial Code of Japan ("the Code"), certain issuance of common stock, including conversions of debt issued and exercises of warrants, are required to be credited to the common stock account for at least 50% of the proceeds.

The Code permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to the common stock. Pursuant to resolutions of the Board of Directors, the Company from time to time has made free share distributions (Note 1). Prior to October 2001, such free distributions were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued or no change in common stock and capital surplus, amended effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2002, would have been increased by ¥103,189 million ($775,857 thousand) with a corresponding decrease in unappropriated retained earnings. If all convertible bonds were converted at March 31, 2002, 28,260,914 shares of the Company's common stock would be issuable. At March 31, 2002 and 2001, affiliated companies owned 1,581,432 and 1,575,357 shares of the Company's common stock, respectively.

(2) Retirement of the Company's Outstanding Shares

The Code permits a company to retire a portion of its outstanding shares upon approval of the shareholders at the annual general shareholders' meeting or of the Board of Directors if stipulated in the Articles of Corporation.

On May 2, 2000, the Board of Directors passed a resolution approving the purchase and retirement of outstanding shares of the Company up to a maximum aggregate acquisition cost of ¥7,000 million and up to a maximum of 10,000,000 shares before the close of the next general shareholders' meeting in 2001 as permitted by the Company's Articles of Corporation. By May 17, 2000, the Company purchased and retired 10,000,000 shares having a market value of ¥6,340 million based on the resolution of the Board of Directors on May 2, 2000.

(3) Retained Earnings Appropriated for Legal Reserve

Effective October 1, 2001, the Code provides that an amount at least equal to 10% of all cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve equals 25% of the stated amount of common stock. Capital surplus and legal reserve may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. On condition that the total amount of capital surplus and legal reserve remains being equal to or exceeding 25% of common stock, they are available for distribution and certain other purposes by the resolution of the shareholders' meeting.

(4) Unappropriated Retained Earnings and Dividends
The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under "Basis of Financial Statements" in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Retained earnings of ¥216,706 million ($1,629,368 thousand), included in the Company's general books of account as of March 31, 2002, is not restricted by the limitations under the Code.

The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to common stock account without issuance of any shares. Dividends are approved by the shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are applicable. A semiannual interim dividend payment may be made by resolution of the Board of Directors. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period.

The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 26, 2002, payment of a cash dividend totaling ¥2,863 million ($21,526 thousand) to shareholders of record on March 31, 2002. In accordance with the Code, the intention of this dividend has not been reflected in the consolidated financial statements as of March 31, 2002. Dividends are reported in the Consolidated Statements of Shareholders' Equity when paid.

(5) Stock Option Plan
On June 27, 2001, the shareholders authorized the acquisition of 1,100,000 shares of the Company's common stock for the total consideration not exceeding ¥1,000 million ($7,519 thousand) during the period up to the close of the following annual general shareholders' meeting in fiscal 2002. On June 28, 2000, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding ¥1,000 million during the period up to the close of the following annual general shareholders' meeting in fiscal 2001. On June 29, 1999, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding ¥1,200 million during the period up to the close of the following annual general shareholders' meeting in fiscal 2000. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders' meeting on June 27, 2001, June 28, 2000 and June 29, 1999, the Company acquired 1,100,000 shares, 1,200,000 shares and 1,200,000 shares of its common stock from the market for the plan during the years ended March 31, 2002, 2001 and 2000, respectively. The options vest 100% on each of the grant dates and were and will be exercisable from August 1, 2002, July 1, 2001 and July 1, 2000.

SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the intrinsic value measurement prescribed by APB Opinion No. 25 and no additional compensation cost was incurred in fiscal 2002, 2001 and 2000. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share for the years ended March 31, 2002, 2001 and 2000 would have been as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	*2001*	*2000*	**2002**
Net income (loss)	**¥(80,756)**	¥6,637	¥13,451	**$(607,188)**

	Yen			U.S. cents
	2002	*2001*	*2000*	**2002**
Net income (loss) per share				
Basic	**¥ (84.60)**	¥ 6.95	¥ 13.60	**(63.6)¢**
Diluted	**(84.60)**	6.95	13.51	**(63.6)**

1.8% Japanese yen convertible bonds, due 2004, were excluded from the diluted net income (loss) per share calculation for fiscal 2002 and 2001 because the effect would have been antidilutive.

The following table summarizes information about stock option activity for fiscal 2002 and 2001:

	Number of shares	Weighted average exercise price		Weighted average remaining life	Exercise price	
		Yen	U.S. dollars		Low	High
Outstanding at March 31, 2000	2,180,000	¥765				
Granted	1,200,000	758				
Exercised	(10,000)	700				
Cancelled or Expired	—	—				
Outstanding at March 31, 2001	3,370,000	¥763				
Granted	1,100,000	559	$4.20			
Exercised	—	—				
Canceled or Expired	—	—				
Outstanding at March 31, 2002	4,470,000	¥713	$5.36	3.73 years	¥559	¥820
[Exercisable at March 31, 2001]	2,170,000	¥765				
[Exercisable at March 31, 2002]	3,370,000	¥763	$5.74			

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2002	2001	2000
Grant-date fair value	**¥123 ($0.92)**	¥230	¥207
Expected life	**6 years**	6 years	6 years
Risk-free rate	**0.64%**	1.47%	1.23%
Expected volatility	**30.00%**	32.00%	29.00%
Expected dividend yield	**1.15%**	0.79%	0.63%

The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 26, 2002, the free issuance of common stock warrant of the Company up to a maximum of 950 rights, that will result in 950,000 shares by granting the right to convert 1,000 stocks per a stock warrant.

12. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2002, 2001 and 2000, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Foreign currency translation adjustments:				
Balance, beginning of year	**¥(29,340)**	¥(39,724)	¥(24,159)	**$(220,602)**
Adjustment for change of fiscal period on consolidated subsidiaries	**9,444**	—	—	**71,008**
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	**9,552**	10,384	(15,565)	**71,820**
Balance, end of year	**¥(10,344)**	¥(29,340)	¥(39,724)	**$ (77,774)**
Net unrealized holding gains on securities available for sale:				
Balance, beginning of year	**¥ 7,249**	¥ 23,467	¥ 25,650	**$ 54,504**
Net decrease	**(4,194)**	(16,218)	(2,183)	**(31,534)**
Balance, end of year	**¥ 3,055**	¥ 7,249	¥ 23,467	**$ 22,970**
Pension liability adjustments:				
Balance, beginning of year	**¥ (7,113)**	¥ (3,333)	¥ (8,927)	**$ (53,481)**
Adjustment for change of fiscal period on consolidated subsidiaries	**3**	—	—	**22**
Adjustment for the year	**(3,817)**	(3,780)	5,594	**(28,699)**
Balance, end of year	**¥(10,927)**	¥ (7,113)	¥ (3,333)	**$ (82,158)**
Net unrealized holding gains (losses) on derivative instruments:				
Balance, beginning of year	**¥ —**	¥ —	¥ —	**$ —**
Cummulative effect of accounting change	**(670)**	—	—	**(5,038)**
Net decrease	**493**	—	—	**3,707**
Balance, end of year	**¥ (177)**	¥ —	¥ —	**$ (1,331)**
Total accumulated comprehensive income (loss)				
Balance, beginning of year	**¥(29,204)**	¥(19,590)	¥ (7,436)	**$(219,579)**
Adjustment for change of fiscal period on consolidated subsidiaries	**9,447**	—	—	**71,030**
Adjustment for the year	**1,364**	(9,614)	(12,154)	**10,256**
Balance, end of year	**¥(18,393)**	¥(29,204)	¥(19,590)	**$(138,293)**

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen		
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2002:			
Foreign currency translation adjustments	¥ 9,552	¥ —	¥ 9,552
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains or (losses) arising during the year	(6,159)	2,571	(3,588)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,183)	577	(606)
Net unrealized gains (losses)	(7,342)	3,148	(4,194)
Pension liability adjustments	(6,551)	2,734	(3,817)
Net unrealized holding gains (losses) on derivative instruments:			
Cumulative effect of accounting change	(1,150)	480	(670)
Changes in fair value of derivatives	24	(10)	14
Net (gains) or losses reclassified into earnings	822	(343)	479
Net unrealized gains (losses)	(304)	127	(177)
Other comprehensive income (loss)	¥(4,645)	¥6,009	¥ 1,364
2001:			
Foreign currency translation adjustments	¥10,384	¥ —	¥ 10,384
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains or (losses) arising during the year	(40,774)	17,019	(23,755)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	11,374	(3,837)	7,537
Net unrealized gains (losses)	(29,400)	13,182	(16,218)
Pension liability adjustments	(6,488)	2,708	(3,780)
Other comprehensive income (loss)	¥(25,504)	¥15,890	¥ (9,614)
2000:			
Foreign currency translation adjustments	¥(15,565)	¥ —	¥(15,565)
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains or (losses) arising during the year	2,585	(1,079)	1,506
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(6,848)	3,159	(3,689)
Net unrealized gains (losses)	(4,263)	2,080	(2,183)
Pension liability adjustments	10,555	(4,961)	5,594
Other comprehensive income (loss)	¥ (9,273)	¥ (2,881)	¥(12,154)

	Thousands of U.S. dollars		
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2002:			
Foreign currency translation adjustments	$ 71,820	$ —	$ 71,820
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains or (losses) arising during the year	(46,308)	19,330	(26,978)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(8,895)	4,339	(4,556)
Net unrealized gains (losses)	(55,203)	23,669	(31,534)
Pension liability adjustments	(49,256)	20,557	(28,699)
Net unrealized holding gains (losses) on derivative instruments:			
Cumulative effect of accounting change	(8,647)	3,609	(5,038)
Changes in fair value of derivatives	180	(75)	105
Net (gains) or losses reclassified into earnings	6,181	(2,579)	3,602
Net unrealized gains (losses)	(2,286)	955	(1,331)
Other comprehensive income (loss)	$(34,925)	$45,181	$ 10,256

13. Income Taxes

Income (loss) before income taxes, minority interests and equity in earnings for the years ended March 31, 2002, 2001 and 2000, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Income (loss) before income taxes:				
Domestic	¥ (26,553)	¥32,703	¥13,431	$(199,647)
Foreign	(80,171)	(12,639)	5,964	(602,789)
	¥(106,724)	¥20,064	¥19,395	$(802,436)
Income taxes:				
Current—				
Domestic	¥ 3,196	¥21,331	¥11,542	$ 24,030
Foreign	718	(379)	6,616	5,399
	3,914	20,952	18,158	29,429
Deferred—				
Domestic	(15,511)	(4,691)	(9,403)	(116,624)
Foreign	(10,333)	(2,546)	1,195	(77,692)
	(25,844)	(7,237)	(8,208)	(194,316)
Total	¥ (21,930)	¥13,715	¥ 9,950	$(164,887)

Total income taxes recognized for the years ended March 31, 2002, 2001 and 2000 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Income (loss) before income taxes, minority interests and equity in earnings	¥(21,930)	¥ 13,715	¥ 9,950	$(164,887)
Other comprehensive income (loss):				
Net unrealized holding gains on securities available for sale	(3,148)	(13,182)	(2,080)	(23,669)
Pension liability adjustments	(2,734)	(2,708)	4,961	(20,557)
Net unrealized holding gains (losses) on derivative instruments	(127)	—	—	(955)
Total income taxes	¥(27,939)	¥ (2,175)	¥12,831	$(210,068)

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2002 and 2001, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deferred tax assets:			
Unrealized intercompany profit	¥ 22,261	¥ 30,881	$ 167,376
Allowances provided, not yet recognized for tax	4,752	4,336	35,729
Accrued expenses	22,499	15,559	169,165
Impairment loss on long-lived assets	23,844	3,235	179,278
Inventories	6,555	6,060	49,286
Net operating loss carryforwards	58,143	30,309	437,166
Research and development expenses	4,502	8,559	33,850
Other	10,635	2,503	79,962
Less valuation allowance	(47,847)	(19,976)	(359,752)
	¥105,344	¥ 81,466	$ 792,060
Deferred tax liabilities:			
Unrealized holding gains on securities available for sale	¥ 3,090	¥ 4,604	$ 23,233
Deferral of profit from installment sales	2,398	5,126	18,030
Deferred gains on sales of property for tax purposes	15,287	21,156	114,940
Other	7,409	8,308	55,707
	¥ 28,184	¥39,194	$ 211,910

The net change in the total valuation allowance for the years ended March 31, 2002 and 2001, was an increase of ¥27,871 million ($209,556 thousand) and a decrease of ¥575 million, respectively.

Income taxes in Japan applicable to the companies, imposed by the national, prefecture and municipal governments, in the aggregate result in a normal statutory tax rate of approximately 41.7% for the year ended March 31, 2002, 2001 and

2000, and such a rate was used in calculating the deferred taxes at March 31, 2002, 2001 and 2000.

The overall effective tax rates reflected in the consolidated statements of income (income taxes as a percentage of income (loss) before income taxes, minority interests and equity in earnings) for the years ended March 31, 2002, 2001 and 2000, were (20.6)%, 68.4% and 51.3%, respectively.

The differences between the normal tax rates and the effective tax rates for the years ended March 31, 2002, 2001 and 2000, are summarized as follows:

	2002	2001	2000
Normal tax rate	(41.7)%	41.7%	41.7%
Increase (decrease) in tax rates resulting from:			
Operating losses of subsidiaries	13.3	23.1	6.1
Expenses not deductible for tax purposes	1.6	6.6	11.1
Realization of tax benefits on operating losses of subsidiaries	—	(1.3)	(0.4)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	3.9	(5.0)	(5.9)
Other, net	2.3	3.3	(1.3)
Effective tax rate	(20.6)%	68.4%	51.3%

Foreign subsidiaries are subject to income taxes of the countries in which they operate.

At March 31, 2002 and 2001, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries and affiliated companies aggregating ¥48,028 million ($361,113 thousand) and ¥36,161 million, respectively, because the Company currently does not expect those earnings to be distributed and/or believes that no material additional taxation would result should they be distributed to the Company under the current circumstances.

At March 31, 2002, certain subsidiaries had operating loss carryforwards aggregating approximately ¥154,234 million ($1,159,654 thousand), which may be used as a deduction in determining taxable income in future periods. The operating loss carryforwards of ¥134,495 million ($1,011,241 thousand) expire through March 31, 2022, while the remainder has an indefinite carryforward period.

14. Rent Expenses

The companies lease office space and equipment, employees' housing, etc., under cancelable and noncancelable operating lease agreements. Rent expenses under such leases amounted to ¥16,915 million ($127,180 thousand), ¥16,128 million and ¥13,468 million, respectively, for the years ended March 31, 2002, 2001 and 2000. Certain lease contracts for equipment that would be classified as capital lease in conformity with SFAS No.13 were capitalized. At March 31, 2002, the future minimum lease payments under these leases are as follows:

	Millions of yen			Thousands of U.S. dollars		
Year ending	Capital leases	Operating lease commitments	Total	Capital leases	Operaing lease commitments	Total
2003	¥ 5,941	¥ 1,665	¥ 7,606	$ 44,669	$12,519	$ 57,188
2004	4,826	1,447	6,273	36,286	10,880	47,166
2005	3,577	1,230	4,807	26,895	9,248	36,143
2006	4,744	1,051	5,795	35,669	7,902	43,571
2007	1,745	822	2,567	13,120	6,180	19,300
Thereafter	2,900	2,556	5,456	21,805	19,218	41,023
Total minimum lease payments	¥23,733	¥ 8,771	¥32,504	$178,444	$65,947	$244,391
Less: amounts representing interest	(3,055)			(22,970)		
Present value of net minimum capital lease payments	¥20,678			$155,474		

15. Research and Development and Advertising Expenses

Research and development expenses charged to costs and expenses for the years ended March 31, 2002, 2001 and 2000, amounted to ¥44,083 million ($331,451 thousand), ¥45,282 million and ¥42,460 million, respectively.

Advertising expenses charged to costs and expenses as incurred for the years ended March 31, 2002, 2001 and 2000, amounted to ¥5,119 million ($38,489 thousand), ¥5,369 million and ¥4,327 million, respectively.

16. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net income (loss)	**¥(80,621)**	¥6,913	¥13,395	**$(606,173)**
Effect of dilutive securities:				
1.8% Japanese yen convertible bonds, due 2004	**—**	—	300	**—**
Diluted net income (loss)	**¥(80,621)**	¥6,913	¥13,695	**$(606,173)**

	Number of shares		
	2002	2001	2000
Average common shares outstanding, less treasury stocks	**954,530,062**	955,250,229	967,057,543
Dilutive effect of:			
1.8% Japanese yen convertible bonds, due 2004	**—**	—	28,260,914
Diluted common shares outstanding	**954,530,062**	955,250,229	995,318,457

	Yen			U.S. cents
	2002	2001	2000	2002
Net income (loss) per share:				
Basic	**¥(84.46)**	¥7.24	¥13.85	**(63.5)¢**
Diluted	**(84.46)**	7.24	13.76	**(63.5)**

1.8% Japanese yen convertible bonds, due 2004, were excluded from the net diluted income (loss) per share calculation for fiscal 2002 and 2001 because the effect would have been antidilutive.

17. Commitments and Contingent Liabilities

At March 31, 2002, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥16,764 million ($126,045 thousand) (Note 3) and also as guarantors of indebtedness of others, including letters of awareness and keep-well agreements aggregating ¥27,247 million ($204,865 thousand), including ¥1,948 million ($14,647 thousand) relating to affiliated companies. With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million ($32,015 thousand) as of March 31, 2002 relating to the credit risk of subsidiary's outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2002, aggregated approximately ¥2,900 million ($21,805 thousand).

The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies' financial position.

The companies have business activities with customers, dealers and associates around the world and their trade receivables from and guarantees to such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on their trade receivables in excess of established allowances.

18. Derivative Financial Instruments

Risk Management Policy

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts and investment securities.

The companies operate internationally which expose the companies to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts (purchased) based on their projected cash flow in foreign currencies.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swap, interest rate swap and foreign exchange contracts are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2002, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies' result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies' foreign exchange risks associated with forecasted transactions and the companies' interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥81 million ($609 thousand) of existing gains included in accumulated other comprehensive income (loss) at March 31, 2002 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the year ended March 31, 2002 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies' interest rate exposures for short-term and long-term debts. Forward contracts and option contract (purchased) not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional principal amounts of derivative financial instruments outstanding at March 31, 2002 and 2001 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Forwards and options:			
Sale of foreign currencies	**¥ 28,870**	¥ 33,074	**$ 217,068**
Purchase of foreign currencies	**27,328**	28,528	**205,474**
Option contracts (purchased)	**3,171**	3,395	**23,842**
Interest swap, currency swap and interest rate cap agreement	**308,477**	295,448	**2,319,376**

Net foreign currency transaction gains of ¥1,109 million ($8,338 thousand), gains of ¥2,908 million, and losses of ¥4,323 million for the years ended March 31, 2002, 2001 and 2000, respectively, were included in the determination of net income (loss).

19. The Fair Value of Financial Instruments

(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities

The fair values of investment securities available for sale are based on quoted market prices.

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 3).

(4) Long-Term Debt

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(5) Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2002 and 2001, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars	
	2002		2001		2002	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	**¥ 50,651**	**¥ 50,651**	¥ 68,788	¥ 68,788	**$ 380,835**	**$ 380,835**
Long-term debt, including current portion	**299,799**	**296,143**	272,375	272,645	**2,254,128**	**2,226,639**
Derivatives:						
Foreign exchange contracts						
Assets	**983**	**983**	574	1,544	**7,391**	**7,391**
Liabilities	**657**	**657**	549	1,912	**4,940**	**4,940**
Interest rate swap, cross currency swap and cap agreements						
Assets	**786**	**786**	312	4,312	**5,910**	**5,910**
Liabilities	**10,872**	**10,872**	1,050	4,876	**81,744**	**81,744**

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

20. Business Segment Information

Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

The companies operate on a worldwide basis principally with three operating segments: 1) Construction and mining equipment, 2) Electronics, 3) Others.

The following tables present certain information regarding the companies' operating segments and geographic information at March 31, 2002, 2001 and 2000, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales:				
Construction and mining equipment—				
Customers	¥ 731,340	¥ 718,147	¥ 747,647	$ 5,498,797
Intersegment	7,018	7,400	12,485	52,767
Total	738,358	725,547	760,132	5,551,564
Electronics—				
Customers	76,769	117,745	90,335	577,210
Intersegment	236	492	80	1,775
Total	77,005	118,237	90,415	578,985
Others—				
Customers	227,782	260,477	217,672	1,712,647
Intersegment	37,191	49,221	59,982	279,631
Total	264,973	309,698	277,654	1,992,278
Elimination	(44,445)	(57,113)	(72,547)	(334,173)
Consolidated	¥1,035,891	¥1,096,369	¥1,055,654	$ 7,788,654
Operating income (loss):				
Construction and mining equipment	¥ 881	¥ 22,203	¥ 28,489	$ 6,624
Electronics	(14,925)	2,887	(9,839)	(112,218)
Others	4,976	6,450	1,171	37,414
Total	(9,068)	31,540	19,821	(68,180)
Corporate expenses and elimination	(4,153)	(3,725)	(2,503)	(31,226)
Consolidated operating income	(13,221)	27,815	17,318	(99,406)
Interest and other income	34,278	30,718	55,857	257,729
Interest expense	16,842	22,194	24,392	126,631
Other expenses	110,939	16,275	29,388	834,128
Consolidated income (loss) before income taxes	¥ (106,724)	¥ 20,064	¥ 19,395	$ (802,436)
Identifiable assets:				
Construction and mining equipment	¥ 879,732	¥ 868,611	¥ 672,031	$ 6,614,526
Electronics	181,746	240,592	231,317	1,366,511
Others	231,287	254,960	231,989	1,739,000
Corporate assets and elimination	47,517	39,032	239,943	357,271
Consolidated	¥1,340,282	¥1,403,195	¥1,375,280	$10,077,308
Depreciation and amortization:				
Construction and mining equipment	¥ 36,442	¥ 32,317	¥ 32,166	$ 274,000
Electronics	17,235	20,210	20,860	129,587
Others	6,217	11,388	8,474	46,744
Consolidated	¥ 59,894	¥ 63,915	¥ 61,500	$ 450,331
Capital expenditures:				
Construction and mining equipment	¥ 46,354	¥ 47,380	¥ 37,989	$ 348,527
Electronics	18,927	16,476	13,089	142,308
Others	9,187	15,454	6,650	69,075
Consolidated	¥ 74,468	¥ 79,310	¥ 57,728	$ 559,910

Transfers between segments are made at estimated arm's-length prices. Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Other expenses include impairment loss on long-lived assets in the electronics segment of ¥52,242 million ($392,797 thousand), ¥4,337 million and ¥4,474 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Geographic information:

Net sales recognized by sales destination for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Japan	**¥ 478,187**	¥ 586,865	¥ 553,822	**$3,595,391**
Americas	**262,341**	241,091	242,609	**1,972,489**
Europe	**128,029**	126,479	123,633	**962,624**
Asia (excluding Japan) and Oceania	**126,363**	117,136	99,558	**950,098**
Middle East and Africa	**40,971**	24,798	36,032	**308,052**
Consolidated net sales	**¥1,035,891**	¥1,096,369	¥1,055,654	**$7,788,654**

Net sales recognized by geographic origin and long-lived assets at March 31, 2002, 2001 and 2000, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales:				
Japan	**¥ 564,537**	¥ 662,025	¥ 615,580	**$4,244,639**
U.S.A.	**266,701**	241,745	245,002	**2,005,271**
Europe	**108,191**	112,257	114,742	**813,466**
Other	**96,462**	80,342	80,330	**725,278**
Total	**¥1,035,891**	¥1,096,369	¥1,055,654	**$7,788,654**
Long-lived assets:				
Japan	**¥ 309,315**	¥ 320,194	¥ 277,693	**$2,325,677**
U.S.A.	**115,812**	139,132	134,991	**870,767**
Europe	**13,913**	9,664	9,032	**104,609**
Other	**31,701**	32,670	26,087	**238,353**
Total	**¥ 470,741**	¥ 501,660	¥ 447,803	**$3,539,406**

No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer for the years ended March 31, 2002, 2001 and 2000.

The following information shows net sales and operating income (loss) recognized by geographic origin for the years ended March 31, 2002, 2001 and 2000. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales:				
Japan—				
Customers	¥ 564,537	¥ 662,025	¥ 615,580	$ 4,244,639
Intersegment	125,525	142,645	143,569	943,797
Total	690,062	804,670	759,149	5,188,436
Americas—				
Customers	267,111	242,182	245,367	2,008,353
Intersegment	17,070	10,194	8,624	128,346
Total	284,181	252,376	253,991	2,136,699
Europe—				
Customers	108,191	112,257	114,742	813,466
Intersegment	9,682	13,551	14,665	72,797
Total	117,873	125,808	129,407	886,263
Others—				
Customers	96,052	79,905	79,965	722,196
Intersegment	6,869	3,652	4,750	51,646
Total	102,921	83,557	84,715	773,842
Elimination	(159,146)	(170,042)	(171,608)	(1,196,586)
Consolidated	¥1,035,891	¥1,096,369	¥1,055,654	$ 7,788,654
Operating income (loss):				
Japan	¥ 130	¥ 29,253	¥ 955	$ 977
Americas	(10,562)	(2,302)	12,354	(79,413)
Europe	3,077	5,945	4,284	23,135
Others	(354)	364	2,202	(2,662)
Corporate and elimination	(5,512)	(5,445)	(2,477)	(41,443)
Consolidated	¥ (13,221)	¥ 27,815	¥ 17,318	$ (99,406)
Identifiable assets:				
Japan	¥ 948,294	¥1,030,872	¥ 941,282	$ 7,130,030
Americas	354,438	343,967	289,123	2,664,947
Europe	82,102	83,389	73,560	617,308
Others	106,626	98,057	83,760	801,699
Corporate assets and elimination	(151,178)	(153,090)	(12,445)	(1,136,676)
Consolidated	¥1,340,282	¥1,403,195	¥1,375,280	$10,077,308
Overseas sales:				
Americas	¥ 262,341	¥ 241,091	¥ 242,609	$ 1,972,489
Europe	128,029	126,479	123,633	962,624
Others	167,334	141,934	135,590	1,258,150
Total	¥ 557,704	¥ 509,504	¥ 501,832	$ 4,193,263

Transfers between segments are made at estimated arm's-length prices. Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

21. Subsequent Event

On May 10, 2002, the Company and its subsidiaries Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. have reached an agreement on stock for stock exchanges (hefeinafter referred to as "the Exchanges"). The exchange ratios were determined as a result of discussions by the concerned companies with reference to the exchange ratios calculated by independent third-party organizations. At present, the Company holds approximately 52% and 54% of the shares of Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. respectively and expects to issue 39,822,359 shares of common stock upon the Exchanges. The Company will conduct the Exchanges by a simplified procedure as specified in Article 358 of the Commercial Code of Japan, which does not require the approval at its shareholders' meeting. The Exchanges will be carried out in October 2002 and Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. will become wholly owned subsidiaries of the Company.

Since May 2000, the Company has built business cooperation on a global basis with Linde AG of Germany in the areas of production and sales of forklift trucks. In May 2002, in order to construct a closer cooperative relationship, the Company and Linde AG have reached a basic agreement under which two companies will transform Komatsu Forklift Co., Ltd. into their joint venture company. The Company and Linde AG expect to conclude the joint-venture agreement by the end of November 2002 and establish this joint-venture company subject to the approval of the Anti-Trust Authorities.

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2002 and March 31, 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries changed the method of accounting for derivative instruments and hedging activities effective April 1, 2001.

Also, in our opinion, the amounts translated into U.S. dollars in the accompanying consolidated financial statements have been computed on the basis set forth in Note 1.

Arthur Andersen

Tokyo, Japan
May 10, 2002

Directors and Officers

(As of June 26, 2002)

Board of Directors

Satoru Anzaki
Chairman of the Board

Masahiro Sakane*
President

Toshitaka Hagiwara*
Executive Vice President
Assistant to President, Supervising Corporate Administration, Related Businesses, and Management Structure Reform

Kazuhiro Aoyagi*
Executive Managing Director
President, Construction & Mining Equipment Marketing Division

Kunio Noji*
Managing Director
President, Production Division
Supervising e-KOMATSU

Kunihiko Komiyama*
Managing Director
General Manager, Corporate Planning
Supervising Engines & Hydraulics Business

Tetsuya Katada
Director
Counselor

Toshio Morikawa
Director
Advisor, Sumitomo Mitsui Banking Corporation

Statutory Auditors

Norimichi Kitagawa
Standing Auditor

Masafumi Kanemoto
Standing Auditor

Masahiro Yoshiike
Auditor
President, The Taiyo Mutual Life Insurance Corporation

Takaharu Dohi
Auditor

** Also serves as Executive Officer*

Executive Officers

Naomi Anesaki
Senior Executive Officer
Supervising Compliance, General Affairs, Defense Systems, and Environment & Safety Management

Teruo Nakahara
Senior Executive Officer
President, Development Division

Kota Hoshino
Executive Officer
President, Engines & Hydraulics Business Division

Susumu Isoda
Executive Officer
President, Procurement Division, and Vice President, Production Division

Teruo Nagayasu
Executive Officer
Vice President, Construction & Mining Equipment Marketing Division, and General Manager, Customer Support

Masahiro Yoneyama
Executive Officer
Deputy General Manager, Corporate Planning, and Advisor, e-KOMATSU Division

Shigeki Fujimori
Executive Officer
President, Defense Systems Division

Munenori Nakao
Executive Officer
Vice President, Construction & Mining Equipment Marketing Division, and General Manager, Recycling & Systems Development
Supervising Corporate Communications

Yasuo Suzuki
Executive Officer
President, Industrial Machinery Division

Yuji Watanabe
Executive Officer
Deputy General Manager, Corporate Planning

Kenji Kinoshita
Executive Officer
CFO

Makoto Nakamura
Executive Officer
President, e-KOMATSU Division

Hiroshi Suzuki
Executive Officer
General Manager, Underground Machinery Business, Construction & Mining Equipment Marketing Division

Mamoru Hironaka
Executive Officer
Vice President, Development Division

Masao Fuchigami
Executive Officer
President, Research Division

Masayuki Sato
Executive Officer
Oyama Plant Manager, Engines & Hydraulics Business Division

Taizo Kayata
Executive Officer
President, Overseas Marketing, Construction & Mining Equipment Marketing Division

Yasuo Kimura
Executive Officer
President, Japanese Marketing, and General Manager, CE Business Solution, Construction & Mining Equipment Marketing Division

Global Officers

David W. Grzelak
Chairman & CEO, Komatsu America Corp.

Peter J. Howe
Managing Director, Komatsu UK Ltd.

Junro Kawanabe
President, Komatsu do Brasil Ltda.

Michael W. Kerschen
President & COO
Advanced Silicon Materials LLC

Yoichi Kobayashi
President, Komatsu Latin-America Corp.

Yoshinori Komamura
Chairman & Managing Director
Komatsu Europe International N.V.

Gerhard Lehnen
President, Komatsu Hanomag AG

John H. Matlock
President & CEO
Komatsu Silicon America, Inc.

Kenichi Nakamura
President & COO, Komatsu America Corp.

Teruaki Noda
CFO, Komatsu America Corp.

Ian Olivieri
Managing Director
Komatsu Australia Pty. Ltd.

Yoshitaka Omura
President, Komatsu Asia & Pacific Pte Ltd

Toshiji Onuma
President
Komatsu Mexicana S.A. de C.V.

Frank Plancke
Managing Director
Komatsu Europe Coordination Center N.V.

Shuji Sugi
President, North American Development Division, Komatsu America Corp.

Enrico Tonetti
Managing Director
Komatsu Utility Europe S.p.A.

Hideo Ueda
Chairman & CEO
Advanced Silicon Materials LLC

Norbert H.H. Walther
President
Komatsu Mining Germany GmbH

Komatsu Group Investment Holdings

(As of March 31, 2002)

Company	Subscribed capital in millions	Participation (%)
Komatsu Ltd.	**¥67,870**	**—**
Consolidated Subsidiaries		
Komatsu Zenoah Co.	¥5,099	55.7
Komatsu Hokkaido Ltd.	¥487	100.0
Komatsu Aomori Ltd.	¥30	98.1
Komatsu Miyagi Ltd.	¥80	100.0
Komatsu Niigata Ltd.	¥80	70.0
Komatsu Tokyo Ltd.	¥837	100.0
Komatsu Tokai Ltd.	¥50	100.0
Komatsu Gifu Ltd.	¥45	70.0
Komatsu Kinki Ltd.	¥1,700	100.0
Komatsu Kyoto Co., Ltd.	¥50	(100.0) 100.0
Komatsu Minami Kinki Ltd.	¥50	(100.0) 100.0
Komatsu Nara Ltd.	¥20	(100.0) 100.0
Komatsu Hyogo Ltd.	¥613	89.7
Komatsu Kagawa Ltd.	¥300	100.0
Komatsu Okayama Ltd.	¥50	100.0
Komatsu Hiroshima Ltd.	¥60	100.0
Komatsu Yamaguchi Ltd.	¥400	100.0
Komatsu Oita Ltd.	¥54	(25.9) 100.0
Komatsu Nishi Nihon Ltd.	¥60	100.0
Komatsu Kagoshima Ltd.	¥341	91.9
Komatsu Okinawa Ltd.	¥50	100.0
Komatsu Parts Ltd.	¥175	(6.9) 100.0
Komatsu Used Equipment Corp.	¥50	(17.8) 100.0
Komatsu Trading, Inc.	¥30	100.0
Komatsu Diesel Co., Ltd.	¥50	100.0
Komatsu Safety Training Center Ltd.	¥10	100.0
Komatsu Castex Ltd.	¥4,979	100.0
Komatsu Metal Ltd.	¥300	100.0
Komatsu Electronic Metals Co., Ltd. (KEM)	¥11,636	(1.3) 63.2
Komatsu Semiconductors Corporation	¥100	100.0
Komatsu Electronics, Inc.	¥390	100.0
Komatsu Forklift Co., Ltd.	¥11,411	51.9

Company	Subscribed capital in millions (except for* in thousands)	Participation (%)
Komatsu House Co., Ltd.	¥1,436	(1.8) 88.5
Komatsu Building Co., Ltd.	¥30	100.0
Komatsu Industries Corporation	¥990	100.0
Komatsu Machinery Corporation	¥600	100.0
Komatsu Artec Ltd.	¥90	100.0
Komatsu General Services Ltd.	¥2,660	100.0
Komatsu Business Support Ltd.	¥20	100.0
Komatsu Engineering Corp.	¥140	100.0
Komatsu Information Providing Ltd.	¥80	100.0
Komatsu Logistics Corp.	¥1,080	(0.8) 97.1
Komatsu America Corp. (KAC)	US$655	100.0
Komatsu America International Company (KA)	—	(100.0) 100.0
Komatsu Mining Systems, Inc. (KMS)	US$65	(100.0) 100.0
Komatsu Latin-America Corp. (KLC)	US$18	(100.0) 100.0
Komatsu Reman North America, Inc. (KRNA)	US$9	(100.0) 100.0
Modular Mining Systems, Inc. (MMS)	US$16*	(66.1) 66.1
Hensley Industries, Inc.	US$14	(100.0) 100.0
Komatsu Cummins Chile Ltda.	US$13	(81.8) 81.8
Komatsu do Brasil Ltda. (KDB)	BRL55	(100.0) 100.0
Komatsu Mexicana S.A.de C.V. (KMX)	MXN15	(31.5) 100.0
Komatsu Europe International N.V. (KEISA)	Euro45	100.0
Komatsu Mining Germany GmbH (KMG)	DM10	100.0
Komatsu UK Ltd. (KUK)	£23	(50.0) 100.0
Komatsu Hanomag AG (KOHAG)	Euro19	(49.3) 98.4
Komatsu Utility Europe S.p.A. (KUE)	Euro6	(90.0) 100.0
Komatsu France S.A. (KFSA)	Euro4	(100.0) 100.0
Komatsu Europe Coordination Center N.V. (KECC)	Euro1,250*	(100.0) 100.0
Komatsu Southern Africa (Pty) Ltd. (KSAf)	ZAR124	(30.0) 80.0
Komatsu Asia & Pacific Pte. Ltd. (KAP)	S$12	100.0
PT Komatsu Indonesia Tbk (KI)	Rp192,780	55.1
Bangkok Komatsu Co., Ltd. (BKC)	BHT620	(15.9) 74.8
Komatsu (Changzhou) Construction Machinery Corp. (KCCM)	US$21	(10.0) 85.0
Komatsu (Changzhou) Foundry Corp. (KCF)	US$21	(33.3) 95.0

Company	Subscribed capital in millions (except for* in thousands)	Participation (%)
Komatsu (China) Ltd.	US$34	100.0
Komatsu (Shanghai) Ltd. (KSL)	US$13	(9.8) 100.0
Komatsu Australia Holdings Pty. Ltd. (KAH)	A$3	100.0
Komatsu Australia Pty. Ltd. (KAL)	A$21	(60.0) 60.0
Komatsu Silicon America, Inc. (KSA)	US$535	100.0
Advanced Silicon Materials LLC (ASiMI)	—	(100.0) 100.0
Komatsu Silicon Europe N.V. (KSE)	Euro250*	(100.0) 100.0
Formosa Komatsu Silicon Corporation (FKS)	NT$4,250	(50.9) 50.9
Komatsu America Industries LLC (KAIC)	—	(100.0) 100.0
Komatsu Finance America Inc. (KFA)	US$140	(100.0) 100.0
Komatsu Finance (Netherlands) B.V. (KFN)	Euro138*	100.0

Affiliated Companies Accounted for by the Equity Method

Komatsu Doutou Ltd.	¥90	50.0
Komatsu Kita Hokkaido Ltd.	¥100	40.0
Komatsu Douou Ltd.	¥50	50.0
Komatsu Akita Ltd.	¥50	37.6
Komatsu Yamagata Ltd.	¥45	33.3
Komatsu Tochigi Ltd.	¥100	40.0
Komatsu Jobu Ltd.	¥635	40.0
Komatsu Ibaraki Co., Ltd.	¥74	25.0
Komatsu Toyama Ltd.	¥74	20.0
Komatsu Ishikawa Ltd.	¥165	20.0
Komatsu Mie Ltd.	¥48	25.0
Komatsu Shiga Ltd.	¥42	20.0
Komatsu Ehime Ltd.	¥60	50.0
Komatsu Kochi Ltd.	¥85	37.5
Komatsu Tokushima Ltd.	¥30	40.0
Komatsu Sanin Ltd.	¥30	25.0
Komatsu Miyazaki Ltd.	¥32	37.5
Tsuzuki Seisakusho Ltd.	¥140	20.0
Komatsu Cummins Engine Co., Ltd.	¥1,400	50.0
Industrial Power Alliance, Ltd.	¥500	50.0
Komatsu Shearing Co., Ltd.	¥120	50.0
Gigaphoton, Inc.	¥2,000	50.0
Komatsu Soft Ltd.	¥1,234	35.0
Komatsu Shantui Construction Machinery Co., Ltd. (KSC)	US$21	(10.0) 40.0
L&T-Komatsu Limited (LTK)	Rupee1,200	(50.0) 50.0
Cummins Komatsu Engine Company (CKEC)	—	(50.0) 50.0

Notes:

1. *In addition to the above list, there are 45 consolidated subsidiaries.*
2. *Similarly, there are 16 additional affiliated companies accounted for by the equity method.*
3. *Participation represents the percentage of voting stock concerning consolidated subsidiaries. The figures contained in parentheses represent the percentage of indirect ownership by other Komatsu Group companies and are included in the overall participation percentage.*
4. *Komatsu America International Company is a general partnership in compliance with the regulations of the U.S. state of Delaware. Our cumulative investment in Komatsu America International Company totals US$23 million through our subsidiaries Komatsu America Corp. and U.S. Komatsu Inc.*
5. *Advanced Silicon Materials LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Our cumulative investment in Advanced Silicon Materials LLC totals US$215 million through our subsidiary Komatsu America Corp.*
6. *Komatsu America Industries LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Our cumulative investment in Komatsu America Industries LLC totals US$17 million through our subsidiary Komatsu America Corp.*
7. *Cummins Komatsu Engine Company is a general partnership in compliance with the regulations of the U.S. state of Indiana. Our cumulative investment in Cummins Komatsu Engine Company totals US$2 million through our subsidiary Komatsu America Corp.*
8. *Komatsu Hiroshima Ltd., Komatsu Okayama Ltd., and Komatsu Yamaguchi Ltd. were merged and renamed Komatsu Chugoku Ltd. in April 2002.*
9. *Komatsu America International Company, Komatsu Mining Systems, Inc., and one other company were merged and renamed Komatsu America International Company in April 2002.*
10. *Komatsu transferred 100% of the outstanding shares of Komatsu Miyagi Ltd. in April 2002.*
11. *Komatsu Jobu Ltd. was renamed Komatsu Saitama Ltd. in April 2002.*

Corporate Information

(As of March 31, 2002)

Head Office	2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Corporate Communications Department Tel: 81-3-5561-2687 Fax: 81-3-3505-9662 E-mail: ir@komatsu.co.jp Corporate Controlling Department Tel: 81-3-5561-2809 Fax: 81-3-5561-2875
Date of Establishment	May 13, 1921
Common Stock Outstanding	¥67,870 million (US$510 million)
Shares of Common Stock Issued and Outstanding	958,921,701 shares
Number of Shareholders	65,105
Stock Listings	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka, Luxembourg, Frankfurt
Transfer Agent for Common Stock	UFJ Trust Bank Limited 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
Depositaries	ADRs: Depositary and Registrar, Citibank, N.A., 111 Wall Street, 20th Floor, New York, NY 10005, U.S.A. EDRs: Citibank, N.A., P.O. Box 18055, 5 Carmelite Street, London EC4Y 0PA, U.K. GBCs: Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany
Stock Price Range in Fiscal 2002	High: ¥705 (April 27, 2001); Low: ¥355 (September 21, 2001)
Number of Employees (Consolidated)	30,760

Tokyo Stock Price Range (As of May 31, 2002)


Stock Prices on the Tokyo Stock Exchange
(Yen)
1,000
900
800
700
600
500
400
300
Average Daily Volume of Stock Traded, by Month
(Million shares)
5.0
4.0
3.0
2.0
1.0
0
1997
1998
1999
2000
2001
2002
High
Opening
Closing
Low
High
Closing
Opening
Low
Black: opening price > closing price
White: closing price > opening price



Komatsu Ltd.

2-3-6 Akasaka, Minato-ku
Tokyo 107-8414, Japan
http://www.komatsu.com/

Corporate Communications Department
Tel: 81-3-5561-2687
Fax: 81-3-3505-9662
E-mail: ir@komatsu.co.jp

Corporate Controlling Department
Tel: 81-3-5561-2809
Fax: 81-3-5561-2875

This report is printed with soybean ink certified as being environment-friend
by the American Soybean Association.

Printed in Japan on recycled paper with a 100% post-consumer conte

HEAR020